As filed with the Securities and Exchange Commission on August 11, 1999


                                File No. 811-8454


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM N-1A

                             REGISTRATION STATEMENT

                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No. 8 /x/


                          GLOBAL INVESTMENT PORTFOLIO

               (Exact Name of Registrant as Specified in Charter)

                               11 Greenway Plaza,
                                    Suite 100
                              Houston, Texas 77046

                    (Address of Principal Executive Offices)


       Registrant's Telephone Number, including Area Code: (713) 626-1919


                              Samuel D. Sirko, Esq.
                              A I M Advisors, Inc.
                               11 Greenway Plaza,
                                    Suite 100
                              Houston, Texas 77046

                     (Name and Address of Agent for Service)

                                EXPLANATORY NOTE


      This Amendment to the Registration Statement of Global Investment Portfolio has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act"). However, beneficial interests in the Registrant have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), since such interests are offered solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities which are "accredited investors" as defined in Regulation D under the 1933 Act. This Amendment to the Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any beneficial interests in the Registrant.

                         GLOBAL INVESTMENT PORTFOLIO

                       CONTENTS OF REGISTRATION STATEMENT

This  registration   statement  of  Global  Investment  Portfolio  contains  the following documents:

      Facing Sheet

      Contents of Registration Statement

      Part A*

      Part B

      Part C

      Signature Page

      Exhibits


          * Previously filed in Amendment No. 7 to the Registrant's Registration Statement on Form N-1A, on February 26, 1999.

                          GLOBAL INVESTMENT PORTFOLIO

                                     PART B

      Part B of this Registration Statement should be read only in conjunction with Part A. Capitalized terms used in Part B and not otherwise defined have the meanings given them in Part A of this Registration Statement.

      Responses to certain Items required to be included in Part B of this Registration Statement of Global Investment Portfolio (the "Master Portfolio") are incorporated herein by reference from Post-Effective Amendment No. 57 to the Registration Statement of AIM Investment Funds (1940 Act File No. 811-5426), as filed with the Securities and Exchange Commission ("SEC") on February 22, 1999 ("Feeder Registration Statement"). Part B of the Feeder Registration Statement includes the joint statement of additional information of the AIM Theme Funds ("Feeder's Part B").

ITEM 10. COVER PAGE AND TABLE OF CONTENTS.

      Cover Page:  Not applicable.
                                                                          Page

      History of Global Investment Portfolio...............................B-1
      Description of the Master Portfolio and its investments and Risks....B-1
      Management of the Master Portfolio...................................B-2
      Control Persons and Principal Holders of Interests...................B-2
      Investment Advisory and Other Services...............................B-3
      Brokerage Allocation and Other Practices.............................B-4
      Capital Stock and Other Securities...................................B-4
      Purchase, Redemption and Pricing of Securities.......................B-6
      Taxation of the Portfolio............................................B-7
      Underwriters.........................................................B-7
      Calculation of Performance Data......................................B-7
      Financial Statements.................................................B-7

ITEM 11.  HISTORY OF GLOBAL INVESTMENT PORTFOLIO.

      The Master Portfolio was organized as a Delaware business trust on May 7, 1998. On May 29, 1998, the Master Portfolio acquired the assets and assumed the liabilities of Global Investment Portfolio, a New York common law trust.

ITEM 12.  DESCRIPTION OF THE MASTER PORTFOLIO AND ITS INVESTMENTS AND RISKS.

      The Master Portfolio is a diversified, open-end management investment company.

      Part A contains basic information about the investment objectives, principal investment strategies and principal risks of Financial Services Portfolio, Infrastructure Portfolio, Resources Portfolio and Consumer Products Portfolio, each a subtrust or "series" of the Master Portfolio. This Part B supplements the discussion in Part A of the investment objectives, principal investment strategies and principal risks of the Portfolios.

      Information on the fundamental investment limitations and the non-fundamental investment policies and limitations of the Portfolios, the types of securities bought and investment techniques used by the Portfolios, and certain risks attendant thereto, as well as other information on the Portfolios' investment programs, is incorporated by reference from the sections entitled "Investment Strategies and Risks," "Options, Futures and Currency Strategies," "Risk Factors," "Investment Limitations" and "Execution of Portfolio Transactions" in the Feeder's Part B.

ITEM 13.  MANAGEMENT OF THE MASTER PORTFOLIO.

      Information about the Trustees and officers of the Master Portfolio, and their roles in management of the Portfolios and other AIM Funds, is incorporated herein by reference from the section entitled "Trustees and Executive Officers" in the Feeder's Part B.

      The Master Portfolio pays each Trustee who is not a director, officer or employee of A I M Advisors, Inc. ("AIM") or any affiliated company an annual fee of $500 a year, plus $600 for each meeting of the Board attended, and reimburses travel and other expenses incurred in connection with attending Board meetings. Other Trustees and officers receive no compensation or expense reimbursement from the Master Portfolio. For the fiscal year ended October 31, 1998, Financial Services Portfolio, Infrastructure Portfolio and Resources Portfolio each paid Mr. Anderson, Mr. Bayley, Mr. Patterson and Miss Quigley Trustees' fees and expense reimbursements of $1,454, $1,346, $1,496 and $1,496, respectively. For the fiscal year ended October 31, 1998, Consumer Products Portfolio paid Mr. Anderson, Mr. Bayley, Mr. Patterson and Miss Quigley Trustees' fees and expense reimbursements of $812.45, $812.45, $662.45 and $662.45, respectively. For the fiscal year ended October 31, 1998, Mr. Anderson, Mr. Bayley, Mr. Patterson and Miss Quigley, who are not directors, officers or employees of AIM or any affiliated company, each received total compensation of $97,600, $97,500, $104,450 and $106,350, respectively, from the investment companies which are managed or administered by AIM and which may be sub-advised and sub-administered by the Sub-Advisor or sub-advised by IAML, INVESCO Asset Management (Japan) Limited or INVESCO Asia Limited for which he or she serves as a Director or Trustee. Fees and expenses disbursed to the Trustees contained no accrued or payable pension, or retirement benefits.

ITEM 14.  CONTROL PERSONS AND PRINCIPAL HOLDERS OF BENEFICIAL INTERESTS.

      As of the date of this filing, Financial Services Fund, Resources Fund, Infrastructure Fund and Consumer Products Fund (each a "Fund," collectively, the "Funds") owned 99.9%, 99.9%, 99.9% and 99.9% of the value of the outstanding beneficial interests in Financial Services Portfolio, Resources Portfolio, Infrastructure Portfolio and Consumer Products Portfolio, respectively. Because currently each Fund controls its corresponding Portfolio, each Fund may take actions affecting its corresponding Portfolio without the approval of any other investor.

      Each Fund has informed its corresponding Portfolio that whenever a Fund is requested to vote on any proposal of its corresponding Portfolio, it will hold a meeting of shareholders and will cast its vote as instructed by its shareholders. It is anticipated that other investors in each Portfolio will follow the same or a similar practice.

      The address of the Master Portfolio is 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

      As of February 25, 1999, the officers and Trustees and their families as a group owned in the aggregate beneficially or of record less than 1% of the outstanding interests of each Portfolio.

ITEM 15.  INVESTMENT ADVISORY AND OTHER SERVICES.

      Information on the investment management and other services provided for or on behalf of the Portfolios is incorporated herein by reference from the sections entitled "Management" and "Miscellaneous Information" in the Feeder's Part B. The following list identifies the specific sections in the Feeder's Part B under which the information required by Item 15 of Form N-1A may be found; each section is incorporated herein by reference.

================================================================================
Item 15(a)        Management; Miscellaneous Information
================================================================================
Item 15(b)        Not applicable
================================================================================
Item 15(c)        Not applicable
================================================================================
Item 15(d)        Management
================================================================================
Item 15(e)        Not applicable
================================================================================
Item 15(f)        Not applicable
================================================================================
Item 15(g)        Not applicable
================================================================================
Item 15(h)        Miscellaneous Information
================================================================================

      For the fiscal years ended October 31, 1996 and 1997, the Financial Services Portfolio, Infrastructure Portfolio and Resources Portfolio paid investment management and administration fees to INVESCO (NY), Inc. in the amounts of $99,991, $635,456 and $425,745; and $346,965, $772,727 and $979,215,
respectively. For the period November 1, 1997 to May 29, 1998, the Financial Services Portfolio, Infrastructure Portfolio and Resources Portfolio paid investment management and administration fees to INVESCO (NY), Inc. in the amounts of $415,975, $384,081 and $478,132, respectively. For the period May 30, 1998 to October 31, 1998, the Financial Services Portfolio, Infrastructure Portfolio and Resources Portfolio paid aggregate investment management and administration fees to AIM and/or INVESCO (NY), Inc. in the amounts of $310,027, $227,946 and $200,643, respectively.

      For the fiscal years ended October 31, 1996 and 1997, the Consumer Products Portfolio paid investment management and administration fees to INVESCO
(NY), Inc. in the amounts of $422,640 and $1,207,854, respectively. For the period November 1, 1997 to May 29, 1998, the Consumer Products Portfolio paid investment management and administration fees of $762,612 to INVESCO (NY), Inc. For the period May 30, 1998 to October 31, 1998, the Consumer Products Portfolio paid aggregate investment management and administration fees of $566,451 to AIM and/or INVESCO (NY), Inc.

      For the fiscal years ended October 31, 1996 and 1997, INVESCO (NY), Inc. reimbursed the Financial Services Portfolio, Infrastructure Portfolio and
Resources Portfolio for their respective investment management and administration fees in the amounts of $99,991, $0 and $0; and $0, $0 and $0, respectively. For the fiscal year ended October 31, 1998, AIM and/or INVESCO
(NY), Inc. reimbursed the Financial Services Portfolio, Infrastructure Portfolio and Resources Portfolio for their respective investment management and administration fees in the amounts of $0, $193,053 and $244,561, respectively.

      For the fiscal years ended October 31, 1996 and 1997, INVESCO (NY), Inc. reimbursed the Consumer Products Portfolio for investment management and administration fees in the amounts of $0 and $0, respectively. For the fiscal year ended October 31, 1998, AIM and/or INVESCO (NY), Inc. reimbursed the Consumer Products Portfolio for investment management and administration fees in the amount of $0. All expense reimbursements, if any, are made at the Fund level.

ITEM 16.  BROKERAGE ALLOCATION AND OTHER PRACTICES.

      A description of the Portfolios' brokerage allocation and other practices is incorporated herein by reference from the section entitled "Execution of Portfolio Transactions" in the Feeder's Part B.

ITEM 17.  CAPITAL STOCK AND OTHER SECURITIES.

      Under the Master Portfolio's Agreement and Declaration of Trust, the Trustees are authorized to issue beneficial interests in separate subtrusts or "series" of the Master Portfolio. The Master Portfolio currently has four series (i.e., the Portfolios). The Master Portfolio reserves the right to create and issue additional series. An investor in a Portfolio is entitled to participate PRO RATA in distributions of the Portfolio's income and gains and to be allocated a PRO RATA share of the Portfolio's income, gains, losses, deductions, and credits. Upon liquidation or dissolution of a Portfolio, investors are entitled to share PRO RATA in that Portfolio's net assets available for distribution to its investors. Investments in each Portfolio may not be transferred, but an investor may withdraw all or any portion of its investment at any time at net asset value. Investments in a Portfolio have no preference, preemptive, conversion or similar rights.

      Under Delaware law, the AIM Global Financial Services Fund ("Financial Services Fund"), AIM Global Resources Fund ("Resources Fund"), AIM Global Infrastructure Fund, ("Infrastructure Fund"), AIM Global Consumer Products and Services Fund ("Consumer Produces Fund"), and other entities investing in the Portfolios enjoy the same limitations of liability extended to shareholders of private, for-profit corporations. There is a remote possibility, however, that under certain circumstances an investor in a Portfolio may be held liable for the Portfolio's obligations. However, the Master Portfolios' Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Portfolios and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Portfolio or a trustee. The Agreement and Declaration of Trust also provides for indemnification from the Portfolio property for all losses and expenses of any shareholder held personally liable for the Portfolios' obligations. Thus, the risk of an investor incurring financial loss on account of such liability is limited to circumstances in which the Portfolios themselves would be unable to meet their obligations and where the other party was held not to be bound by the disclaimer. The Agreement and Declaration of Trust also provides that each Portfolio shall maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) covering certain kinds of potential liabilities. Thus, the risk of an investor incurring financial loss on account of investor liability is limited to circumstances in which both inadequate insurance existed and the investor's Portfolio itself was unable to meet its obligations.

      Each investor in a Portfolio is entitled to vote in proportion to the amount of its investment in that Portfolio. Investors in the Portfolios will all vote together in certain circumstances (e.g., election of the Trustees and auditors, and as required by the 1940 Act and the rules thereunder). Investors in a Portfolio do not have cumulative voting rights, and investors holding more than 50% of the aggregate beneficial interest in the Master Portfolio or in a Portfolio, as the case may be, may control the outcome of these votes. Investors also have under certain circumstances the right to remove one or more Trustees without a meeting. The Master Portfolio is not required to hold annual meetings of investors but the Master Portfolio will hold special meetings of investors when in the judgment of the Master Portfolio's Trustees it is necessary or desirable to submit matters for an investor vote. No amendment may be made to the Master Portfolio's Agreement and Declaration of Trust without the affirmative majority vote of investors (with the vote of each being in proportion to the amount of its investment).

      As of the date of this Registration Statement, AIM Investment Funds owns a majority interest in the Master Portfolio and each Portfolio. However, AIM Investment Funds has undertaken that, with respect to most matters on which the Master Portfolio seeks a vote of its interestholders, AIM Investment Funds will seek a vote of its shareholders and will vote its interest in the Master Portfolio in accordance with their instructions.

      The Master Portfolio or any Portfolio may be terminated by (1) "the vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) of the Master Portfolio or the affected Portfolio, respectively, or (2) if there are fewer than 100 record owners of a beneficial interest in the Master Portfolio or of such terminating Portfolio, the Trustees pursuant to written notice to the record owners of the Master Portfolio or the affected Portfolio. The Trustees may cause (i) the Master Portfolio or one or more of its Portfolios to the extent consistent with applicable law to sell all or substantially all of its assets, or be merged into or consolidated with another business trust or company, (ii) the beneficial interests of a record owner in the Master Portfolio or any Portfolio to be converted into beneficial interests in another business trust (or series thereof) created pursuant to Section 10.4 of Article X of the Master Portfolio's Agreement and Declaration of Trust, or (iii) the beneficial interests of a record owner of the Master Portfolio to be exchanged under or pursuant to any state or federal statute to the extent permitted by law. In all respects not governed by statute or applicable law, the Trustees shall have power to prescribe the procedure necessary or appropriate to accomplish a sale of assets, merger or consolidation including the power to create one or more separate business trusts to which all or any part of the assets, liabilities, profits or losses of the Trust may be transferred and to provide for the conversion of interests in the Trust or any Portfolio into beneficial interests in such separate business trust or trusts (or series or class thereof).

      The Agreement and Declaration of Trust provides that obligations of each Portfolio are not binding upon the Trustees individually but only upon the property of that Portfolio and that the Trustees will not be liable for any action or failure to act, but nothing in the Agreement and Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Agreement and Declaration of Trust provides that the Trustees and officers will be indemnified by the Master Portfolio against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Master Portfolio, unless, as to liability to the Master Portfolio or its investors, it is finally adjudicated that they engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in their offices, or unless with respect to any other matter it is finally adjudicated that they did not act in good faith in the reasonable belief that their actions were in the best interests of the Master Portfolio. In the case of settlement, such indemnification will not be provided unless it has been determined by a court or other body approving the settlement or other disposition, or by a reasonable determination, based upon a review of readily available facts, by vote of a majority of disinterested Trustees or in a written opinion of independent counsel, that such officers or Trustees have not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.

ITEM 18.  PURCHASE, REDEMPTION AND PRICING OF SECURITIES.

      Beneficial interests in each Portfolio are issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933, as amended.

      Information on the method followed by the Portfolios in determining their net asset value and the timing of such determination is incorporated by reference from the section entitled "Net Asset Value Determination" in the Feeder's Part B. See also Item 7 in Part A.

      Each Portfolio reserves the right, if conditions exist which make cash payments undesirable, to honor any request for redemption or repurchase order by making payment in whole or in part in readily marketable securities chosen by that Portfolio and valued as they are for purposes of computing the Portfolio's net asset value (a redemption in kind). If payment is made in securities, an investor may incur transaction expenses in converting these securities into cash. Each Portfolio has elected, however, to be governed by Rule 18f-1 under the 1940 Act as a result of which each Portfolio is obligated to redeem beneficial interests with respect to any one investor during any 90 day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of that Portfolio at the beginning of the period.

      Each investor in a Portfolio may add to or reduce its investment in that Portfolio on each day that the NYSE is open for trading. At the close of trading, on each such day, the value of each investor's interest in a Portfolio will be determined by multiplying the net asset value of such Portfolio by the percentage representing that investor's share of the aggregate beneficial interests in that Portfolio. Any additions or reductions which are to be effected on that day will then be effected. The investor's percentage of the aggregate beneficial interests in a Portfolio will then be recomputed as the percentage equal to the fraction (i) the numerator of which is the value of such investor's investment in the Portfolio as of the close of trading on such day plus or minus, as the case may be, the amount of net additions to or reductions in the investor's investment in that Portfolio effected on such day, and (ii) the denominator of which is the aggregate net asset value of the Portfolio as of the close of trading on such day plus or minus, as the case may be, the amount of the net additions to or reductions in the aggregate investments in that Portfolio by all investors in that Portfolio. The percentage so determined will then be applied to determine the value of the investor's interest in that Portfolio as of the close of trading on the following day the NYSE is open for trading.

ITEM 19.  TAXATION OF THE PORTFOLIO.


      Information on the taxation of the Portfolios is incorporated by reference from the section entitled "Dividends, Distributions and Tax Matters" in the Feeder's Part B.

ITEM 20.  UNDERWRITERS.

      Not applicable.

ITEM 21.  CALCULATION OF PERFORMANCE DATA.

      Not applicable.

ITEM 22.  FINANCIAL STATEMENTS.
-------------------------------

      The audited financial statements of the Financial Services Portfolio, the Infrastructure Portfolio, the Resources Portfolio and the Consumer Products Portfolio for the fiscal year ended October 31, 1998, are included herein, in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                                                                       GT GLOBAL
                                                                   OVER 25 YEARS
                                                                    OF INVESTING
                                                                       WORLDWIDE

                                                                             / /
                                                                      AIM GLOBAL
                                                                        CONSUMER
                                                                    PRODUCTS AND
                                                                   SERVICES FUND

                                                                             / /
                                                                   ANNUAL REPORT

                       REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

To the Shareholders and Board of Trustees of Global Consumer Products and Services Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the supplementary data present fairly, in all material respects, the financial position of the AIM Global Consumer Products and Services Portfolio at October 31, 1998, and the results of its operations, the changes in its net assets and the supplementary data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and supplementary data (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

                                                      PRICEWATERHOUSECOOPERS LLP

BOSTON, MASSACHUSETTS
DECEMBER 18, 1998

                            PORTFOLIO OF INVESTMENTS

                                October 31, 1998

--------------------------------------------------------------------------------



                                                                                           VALUE         % OF NET
EQUITY INVESTMENTS                                             COUNTRY      SHARES        (NOTE 1)        ASSETS
-------------------------------------------------------------  --------   -----------   ------------   -------------

Services (43.4%)
  Safeway, Inc.-/- ..........................................   US             79,300   $  3,791,531         2.2
    RETAILERS-FOOD
  Meyer (Fred), Inc.-/- .....................................   US             71,000      3,785,180         2.2
    RETAILERS-FOOD
  Telecom Italia Mobile S.p.A. ..............................   ITLY          631,100      3,667,546         2.2
    TELEPHONE NETWORKS
  Outdoor Systems, Inc.-/- ..................................   US            152,000      3,353,500         2.0
    BROADCASTING & PUBLISHING
  Lamar Advertising Co.-/- ..................................   US            105,500      3,293,578         2.0
    BROADCASTING & PUBLISHING
  Cinar Films, Inc. "B"-/- {\/} .............................   CAN           152,000      3,211,000         1.9
    BROADCASTING & PUBLISHING
  Time Warner, Inc. .........................................   US             34,000      3,155,625         1.9
    BROADCASTING & PUBLISHING
  Ames Department Stores, Inc.-/- ...........................   US            132,600      2,436,525         1.5
    RETAILERS-OTHER
  Railtrack Group PLC-/- ....................................   UK             90,590      2,432,607         1.5
    TRANSPORTATION - ROAD & RAIL
  Loblaw Cos., Ltd. .........................................   CAN           130,300      2,428,606         1.5
    RETAILERS-FOOD
  Etablissements Economiques du Casino Guichard-Perrachon
   S.A. .....................................................   FR             24,230      2,412,660         1.5
    LEISURE & TOURISM
  Clear Channel Communications, Inc.-/- .....................   US             50,400      2,296,350         1.4
    BROADCASTING & PUBLISHING
  Tandy Corp. ...............................................   US             45,000      2,230,313         1.3
    RETAILERS-OTHER
  Family Dollar Stores, Inc. ................................   US            118,100      2,140,563         1.3
    RETAILERS-APPAREL
  Promodes ..................................................   FR              3,350      2,110,602         1.3
    RETAILERS-FOOD
  American Stores Co. .......................................   US             59,900      1,950,494         1.2
    RETAILERS-FOOD
  Avis Europe PLC ...........................................   UK            443,600      1,937,085         1.2
    TRANSPORTATION - ROAD
  Musicland Stores Corp.-/- .................................   US            137,800      1,817,238         1.1
    RETAILERS-OTHER
  Tricon Global Restaurants, Inc. ...........................   US             40,000      1,740,000         1.0
    RETAILERS-FOOD
  Duane Reade, Inc.-/- ......................................   US             43,300      1,672,463         1.0
    RETAILERS-OTHER
  Wal-Mart Stores, Inc. .....................................   US             24,000      1,656,000         1.0
    RETAILERS-OTHER
  Home Depot, Inc. ..........................................   US             37,800      1,644,300         1.0
    RETAILERS-OTHER
  Dollar Tree Stores, Inc.-/- ...............................   US             41,850      1,613,841         1.0
    RETAILERS-OTHER
  Linens 'N Things, Inc.-/- .................................   US             52,000      1,608,750         1.0
    RETAILERS-APPAREL
  Gap, Inc. .................................................   US             26,000      1,563,250         0.9

    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                           VALUE         % OF NET
EQUITY INVESTMENTS                                             COUNTRY      SHARES        (NOTE 1)        ASSETS
-------------------------------------------------------------  --------   -----------   ------------   -------------

SERVICES (Continued)
    RETAILERS-APPAREL
  Longs Drug Stores Corp. ...................................   US             36,600   $  1,429,688         0.9
    RETAILERS-OTHER
  Carnival Corp. ............................................   US             43,600      1,411,550         0.8
    LEISURE & TOURISM
  The Kroger Co. ............................................   US             24,000      1,332,000         0.8
    RETAILERS-FOOD
  Costco Companies, Inc.-/- .................................   US             19,000      1,078,250         0.6
    RETAILERS-FOOD
  CBS Corp. .................................................   US             35,000        977,813         0.6
    BROADCASTING & PUBLISHING
  American Eagle Outfitters, Inc.-/- ........................   US             22,000        891,000         0.5
    RETAILERS-APPAREL
  Bed Bath & Beyond-/- ......................................   US             32,000        882,000         0.5
    RETAILERS-OTHER
  Abercrombie & Fitch Co.-/- ................................   US             22,000        873,125         0.5
    RETAILERS-APPAREL
  Fred's, Inc. ..............................................   US             65,500        855,594         0.5
    RETAILERS-OTHER
  Paychex, Inc. .............................................   US             17,000        845,750         0.5
    CONSUMER SERVICES
  TJX Cos., Inc. ............................................   US             43,000        814,313         0.5
    RETAILERS-APPAREL
  Pacific Sunwear of California-/- ..........................   US             32,100        694,163         0.4
    RETAILERS-APPAREL
  Young & Rubicam, Inc.-/- ..................................   US             13,100        342,238         0.2
    BUSINESS & PUBLIC SERVICES
                                                                                        ------------
                                                                                          72,377,091
                                                                                        ------------
Consumer Non-Durables (29.8%)
  Heineken N.V. .............................................   NETH           99,225      5,285,838         3.1
    BEVERAGES - ALCOHOLIC
  The Dial Corp. ............................................   US            157,400      4,338,338         2.6
    HOUSEHOLD PRODUCTS
  Philip Morris Cos., Inc. ..................................   US             80,400      4,110,450         2.4
    TOBACCO AND FOOD
  Clorox Co. ................................................   US             35,200      3,845,600         2.3
    HOUSEHOLD PRODUCTS
  Compagnie Financiere Richemont AG "A" Units ...............   SWTZ            2,650      3,521,335         2.1
    TOBACCO
  Coca-Cola Co. .............................................   US             46,000      3,110,750         1.9
    BEVERAGES - NON-ALCOHOLIC
  Anheuser-Busch Cos., Inc. .................................   US             52,000      3,090,750         1.9
    BEVERAGES - ALCOHOLIC
  Nestle S.A. - Registered ..................................   SWTZ            1,372      2,916,994         1.8
    FOOD
  Danone ....................................................   FR             10,400      2,750,887         1.7
    FOOD
  Adolph Coors Co. "B" ......................................   US             47,200      2,360,000         1.4
    BEVERAGES - ALCOHOLIC


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                           VALUE         % OF NET
EQUITY INVESTMENTS                                             COUNTRY      SHARES        (NOTE 1)        ASSETS
-------------------------------------------------------------  --------   -----------   ------------   -------------

CONSUMER NON-DURABLES (29.8%) (Continued)
  Quaker Oats Co. ...........................................   US             37,100   $  2,191,219         1.3
    FOOD
  Unilever PLC-/- ...........................................   UK            212,210      2,130,266         1.3
    HOUSEHOLD PRODUCTS
  British American Tobacco PLC - ADR-/- .....................   US            116,600      2,120,663         1.3
    TOBACCO
  Diageo PLC ................................................   UK            174,500      1,883,094         1.1
    BEVERAGES - ALCOHOLIC
  Foster's Brewing Group Ltd. ...............................   AUSL          750,000      1,842,188         1.1
    BEVERAGES - ALCOHOLIC
  SEITA (Societe Nationale d'Exploitation Industrielle des
   Tabacs et Allumettes) ....................................   FR             29,400      1,746,943         1.1
    TOBACCO
  The Earthgrains Co. .......................................   US             47,000      1,410,000         0.8
    FOOD
  Interstate Bakeries Corp. .................................   US             24,800        621,550         0.4
    FOOD
  Saputo Group, Inc. ........................................   CAN            13,700        293,096         0.2
    FOOD
                                                                                        ------------
                                                                                          49,569,961
                                                                                        ------------
Consumer Durables (6.7%)
  Microsoft Corp.-/- ........................................   US             48,900      5,177,288         3.1
    COMPUTER SOFTWARE
  Sonic Automotive, Inc.-/- .................................   US             91,300      1,854,531         1.1
    AUTOMOBILES
  Daimler Benz AG ...........................................   GER            21,565      1,674,281         1.0
    AUTOMOBILES
  Maytag Corporation ........................................   US             31,900      1,577,056         0.9
    APPLIANCES & HOUSEHOLD
  Best Buy Co., Inc.-/- .....................................   US             20,000        960,000         0.6
    CONSUMER ELECTRONICS
                                                                                        ------------
                                                                                          11,243,156
                                                                                        ------------
Finance (5.8%)
  Fannie Mae ................................................   US             40,900      2,896,231         1.7
    OTHER FINANCIAL
  Axa - UAP .................................................   FR             18,850      2,131,516         1.3
    INSURANCE - MULTI-LINE
  Providian Financial Corp. .................................   US             21,000      1,666,875         1.0
    CONSUMER FINANCE
  SunAmerica, Inc. ..........................................   US             22,200      1,565,100         0.9
    INSURANCE - MULTI-LINE
  Metris Cos., Inc. .........................................   US             44,000      1,446,500         0.9
    CONSUMER FINANCE
                                                                                        ------------
                                                                                           9,706,222
                                                                                        ------------



    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------

                                                                                           VALUE         % OF NET
EQUITY INVESTMENTS                                             COUNTRY      SHARES        (NOTE 1)        ASSETS
-------------------------------------------------------------  --------   -----------   ------------   -------------

MATERIALS/BASIC INDUSTRY (3.4%)
  CRH PLC ...................................................   UK            212,679   $  3,099,271         1.9
    BUILDING MATERIALS & COMPONENTS
  Tyco International Ltd. ...................................   US             41,000      2,539,438         1.5
    MISC. MATERIALS & COMMODITIES
                                                                                        ------------
                                                                                           5,638,709
                                                                                        ------------
MULTI-INDUSTRY/MISCELLANEOUS (2.6%)
  General Electric Co. ......................................   US             49,400      4,322,500         2.6
                                                                                        ------------       -----
    CONGLOMERATE

TOTAL EQUITY INVESTMENTS (cost $133,549,669) ................                            152,857,639        92.1
                                                                                        ------------       -----


                                                                                           VALUE         % OF NET
REPURCHASE AGREEMENT                                                                      (NOTE 1)        ASSETS
-------------------------------------------------------------                           ------------   -------------
  Dated October 30, 1998, with State Street Bank & Trust Co., due November 2, 1998, for an effective yield of 5.30%,
   collateralized by $17,540,000 U.S. Treasury Notes, 5.75%
   due 9/30/99 (market value of collateral is $17,842,372,
   including accrued interest). (cost $17,489,000) ..........                             17,489,000        10.5
                                                                                        ------------       -----

TOTAL INVESTMENTS (cost $151,038,669)  * ....................                            170,346,639       102.2
Other Assets and Liabilities ................................                             (3,733,178)       (2.2)
                                                                                        ------------       -----

NET ASSETS ..................................................                           $166,613,461       100.0
                                                                                        ============       =====

--------------

        -/-  Non-income producing security.
       {\/}  U.S. currency denominated.
          * For Federal income tax purposes, cost is $153,515,812 and appreciation (depreciation) is as follows:

                 Unrealized appreciation:         $  18,855,154
                 Unrealized depreciation:            (2,024,327)
                                                  -------------
                 Net unrealized appreciation:     $  16,830,827
                                                  -------------
                                                  -------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Fund's Portfolio of Investments at October 31, 1998, was concentrated in the following countries:


                                        PERCENTAGE OF NET ASSETS {d}
                                        ----------------------------
                                                 SHORT-TERM
COUNTRY (COUNTRY CODE/CURRENCY CODE)    EQUITY    & OTHER      TOTAL
--------------------------------------  -----   ------------   -----

Australia (AUSL/AUD) .................   1.1                     1.1
Canada (CAN/CAD) .....................   3.6                     3.6
France (FR/FRF) ......................   6.9                     6.9
Germany (GER/DEM) ....................   1.0                     1.0
Italy (ITLY/ITL) .....................   2.2                     2.2
Netherlands (NETH/NLG) ...............   3.2                     3.2
Switzerland (SWTZ/CHF) ...............   3.8                     3.8
United Kingdom (UK/GBP) ..............   6.8                     6.8
United States (US/USD) ...............  63.1        8.3         71.4
                                        -----       ---        -----
Total  ...............................  92.7        8.3        100.0
                                        -----       ---        -----
                                        -----       ---        -----


--------------

{d}  Percentages indicated are based on net assets of $166,613,461.

    The accompanying notes are an integral part of the financial statements.

                              STATEMENT OF ASSETS
                                 AND LIABILITIES
                                October 31, 1998

--------------------------------------------------------------------------------


Assets:
  Investments in securities, at value (cost $151,038,669)...................................  $170,346,639
  U.S. currency.................................................................  $      535
  Foreign currencies (cost $2,750,495)..........................................   2,755,656     2,756,191
                                                                                  ----------
  Receivable for securities sold............................................................     1,546,087
  Dividends and dividend withholding tax reclaims receivable................................       150,278
  Miscellaneous receivable..................................................................        12,035
  Interest receivable.......................................................................         5,148
                                                                                              ------------
    Total assets............................................................................   174,816,378
                                                                                              ------------
Liabilities:
  Payable for securities purchased..........................................................     8,091,057
  Payable for investment management and administration fees.................................        97,291
  Payable for professional fees.............................................................         5,574
  Payable for custodian fees................................................................           848
  Other accrued expenses....................................................................         8,147
                                                                                              ------------
    Total liabilities.......................................................................     8,202,917
                                                                                              ------------
Net assets..................................................................................  $166,613,461
                                                                                              ------------
Net assets consist of:
  Paid in capital...........................................................................  $115,811,555
  Accumulated net investment income.........................................................     1,784,104
  Accumulated net realized gain on investments and foreign currency transactions............    29,691,611
  Net unrealized appreciation on translation of assets and liabilities in foreign
   currencies...............................................................................        18,221
                                                                                              ------------
  Net unrealized appreciation of investments................................................    19,307,970

Total -- net assets applicable to beneficial interest outstanding...........................  $166,613,461
                                                                                              ------------


    The accompanying notes are an integral part of the financial statements.

                            STATEMENT OF OPERATIONS

                          Year ended October 31, 1998

--------------------------------------------------------------------------------



Investment income:
  Dividend income (net of foreign withholding tax of $109,205)...............................  $ 1,263,585
  Interest income............................................................................      727,860
  Other lending income.......................................................................       61,127
                                                                                               -----------
    Total investment income..................................................................    2,052,572
                                                                                               -----------
Expenses:
  Investment management and administration fees .............................................    1,329,063
  Custodian fees.............................................................................       43,690
  Professional fees..........................................................................        5,840
  Other expenses.............................................................................       11,447
                                                                                               -----------
    Total expenses before reductions.........................................................    1,390,040
                                                                                               -----------
      Expense reductions.....................................................................      (40,195)
                                                                                               -----------
    Total net expenses.......................................................................    1,349,845
                                                                                               -----------
Net investment income........................................................................      702,727
                                                                                               -----------
Net realized and unrealized gain on investments and foreign currencies:
  Net realized gain on investments..............................................    4,701,157
  Net realized loss on foreign currency transactions............................      (45,712)
                                                                                  -----------
    Net realized gain during the year........................................................    4,655,445
  Net change in unrealized appreciation on translation of assets and liabilities
   in foreign currencies........................................................       13,162
  Net change in unrealized appreciation of investments..........................   10,759,527
                                                                                  -----------
    Net unrealized appreciation during the year..............................................   10,772,689
                                                                                               -----------
Net realized and unrealized gain on investments and foreign currencies.......................   15,428,134
                                                                                               -----------
Net increase in net assets resulting from operations.........................................  $16,130,861
                                                                                               ===========


    The accompanying notes are an integral part of the financial statements.

                      STATEMENTS OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------



                                                                                              YEAR ENDED        YEAR ENDED
                                                                                              OCTOBER 31,       OCTOBER 31,
                                                                                                 1998              1997
                                                                                            ---------------   ---------------

Increase (Decrease) in net assets
Operations:
  Net investment income...................................................................   $    702,727      $    847,035
  Net realized gain on investments and foreign currency transactions......................      4,655,445        16,167,449
  Net change in unrealized appreciation on translation of assets and liabilities in
   foreign currencies.....................................................................         13,162             5,172
  Net change in unrealized appreciation (depreciation) of investments.....................     10,759,527          (714,518)
                                                                                            ---------------   ---------------
    Net increase in net assets resulting from operations..................................     16,130,861        16,305,138
                                                                                            ---------------   ---------------
Beneficial interest transactions:
  Contributions...........................................................................     32,490,022        53,941,866
  Withdrawals.............................................................................    (44,623,457)      (77,923,852)
                                                                                            ---------------   ---------------
    Net decrease from beneficial interest transactions....................................    (12,133,435)      (23,981,986)
                                                                                            ---------------   ---------------

Total increase (decrease) in net assets...................................................      3,997,426        (7,676,848)
Net assets:
  Beginning of year.......................................................................    162,616,460       170,292,882
                                                                                            ---------------   ---------------
  End of year.............................................................................   $166,613,034      $162,616,034
                                                                                            ---------------   ---------------
                                                                                            ---------------   ---------------


    The accompanying notes are an integral part of the financial statements.

                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
Contained below are ratios and supplemental data that have been derived from information provided in the financial statements.



                                                                                                         DECEMBER 30, 1994
                                                                      YEAR ENDED OCTOBER 31,             (COMMENCEMENT OF
                                                                ----------------------------------          OPERATIONS)
                                                                    1998       1997        1996         TO OCTOBER 31, 1995
                                                                ----------  ----------  ----------  ---------------------------

Ratios and supplemental data:
Net assets, end of period in (in 000's)......................  $ 166,613   $ 162,616   $ 170,293            $  6,502
Ratio of net investment income to
 average net assets..........................................       0.38%       0.51%       0.39%               0.30% (a)
Ratio of expenses to average net assets:
  With expense reductions and/or
   reimbursement (Notes 2 & 4)...............................       0.74%       0.61%       0.72%               2.37% (a)
  Without expense reductions and/or reimbursement............       0.76%       0.76%       0.83%               2.44% (a)
Portfolio turnover rate......................................        221%        392%        169%                240% (a)


----------------

 (a) Annualized

    The accompanying notes are an integral part of the financial statements.

                                    NOTES TO
                              FINANCIAL STATEMENTS
                                October 31, 1998

--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (SEE ALSO NOTE 2)
Global Consumer Products and Services Portfolio, (the "Portfolio") is organized as a subtrust of Global Investment Portfolio, a Delaware business trust and is registered under the 1940 Act as an open-end management investment company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies in conformity with generally accepted accounting principles consistently followed by the Portfolio in the preparation of the financial statements.

(A) PORTFOLIO VALUATION
The Portfolio calculates the net asset value of and completes orders to purchase, exchange or repurchase Portfolio shares of beneficial interest on each business day, with the exception of those days on which the New York Stock Exchange is closed.

Equity securities are valued at the last sale price on the exchange on which such securities are traded, or on the principal over-the-counter market on which such securities are traded, as of the close of business on the day the securities are being valued, or, lacking any sales, at the last available bid price. In cases where securities are traded on more than one exchange, the securities are valued on the exchange determined by AIM Advisors, Inc. (the "Manager") to be the primary market.

Fixed income investments are valued at the mean of representative quoted bid and ask prices for such investments or, if such prices are not available, at prices for investments of comparative maturity, quality and type; however, when the Manager deems it appropriate, prices obtained for the day of valuation from a bond pricing service will be used. Short-term investments are valued at amortized cost adjusted for foreign exchange translation and market fluctuation, if any.

Investments for which market quotations are not readily available (including restricted securities which are subject to limitations on their sale) are valued at fair value as determined in good faith by or under the direction of the Trust's Board of Trustees.

Portfolio securities which are primarily traded on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, and those values are then translated into U.S. dollars at the current exchange rates, except that when an occurrence subsequent to the time a value was so established is likely to have materially changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Trust's Board of Trustees.

(B) FOREIGN CURRENCY TRANSLATION
The accounting records of the Fund and Portfolio are maintained in U.S. dollars. The market values of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the Portfolio after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when earned or incurred.

The Portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, forward foreign currency contracts, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at year end, resulting from changes in exchange rates.

(C) REPURCHASE AGREEMENTS
With respect to repurchase agreements entered into by the Portfolio, it is the Portfolio's policy to always receive, as collateral, United States government securities or other high quality debt securities of which the value, including accrued interest, is at least equal to the amount to be repaid to the Portfolio under each agreement at its maturity.

(D) FORWARD FOREIGN CURRENCY CONTRACTS
A forward foreign currency contract ("Forward Contract") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward Contract fluctuates with changes in currency exchange rates. The Forward Contract is marked-to-market daily and the change in market value is recorded by the Portfolio as an unrealized gain or loss. When the Forward Contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. Forward Contracts involve market risk in excess of the amount shown in the Portfolio's "Statement of Assets and Liabilities". The Portfolio could be exposed to risk if a counter party is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Portfolio may enter into Forward Contracts in connection with planned purchases or sales of securities, or to hedge against adverse fluctuations in exchange rates between currencies.

(E) OPTION ACCOUNTING PRINCIPLES
When the Portfolio writes a call or put option, an amount equal to the premium received is included in the Portfolio's "Statement of Assets and Liabilities" as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option. The current market value of an option listed on a traded exchange is valued at its last bid price, or, in the case of an over-the-counter option, is valued at the average of the last bid prices obtained from brokers, unless a quotation from only one broker is available, in which case only that broker's price will be used. If an option expires on its stipulated expiration date or if the Portfolio enters into a closing purchase transaction, a gain or loss is realized without regard to any unrealized gain or loss on the underlying security and the liability related to such option is extinguished. If a written call option is exercised, a gain or loss is realized from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the cost of the underlying security purchased would be decreased by the premium originally received. The Portfolio can write options only on a covered basis, which, for a call, requires that the Portfolio hold the underlying security and, for a put, requires the Portfolio to set aside cash, U.S. government securities or other liquid securities in an amount not less than the exercise price, or otherwise provide adequate cover at all times while the put option is outstanding. The Portfolio may use options to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

The premium paid by the Portfolio for the purchase of a call or put option is included in the Portfolio's "Statement of Assets and Liabilities" as an investment and subsequently "marked-to-market" to reflect the current market value of the option. If an option which the Portfolio has purchased expires on the stipulated expiration date, the Portfolio realizes a loss in the amount of the cost of the option. If the Portfolio enters into a closing sale transaction, the Portfolio realizes a gain or loss, depending on whether proceeds from the closing sale transaction are greater or less than the cost of the option. If the Portfolio exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Portfolio exercises a put option, it realizes a gain or loss from the sale of the underlying security, and the proceeds from such sale are decreased by the premium originally paid.

The risk associated with purchasing options is limited to the premium originally paid. The risk in writing a call option is that the Portfolio may forego the opportunity of profit if the market value of the underlying security or index increases and the option is exercised. The risk in writing a put option is that the Portfolio may incur a loss if the market value of the underlying security or index decreases and the option is exercised. In addition, there is the risk the Portfolio may not be able to enter into a closing transaction because of an illiquid secondary market.

(F) FUTURES CONTRACTS
A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract the Portfolio is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the Portfolio agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Portfolio as unrealized gains or losses. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The potential risk to the Portfolio is that the change in value of the underlying securities may not correlate to the change in value of the contracts. The Portfolio may use futures contracts to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

(G) SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME
Security transactions are accounted for on the trade date (date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out-basis, unless otherwise specified. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Where a high level of uncertainty exists as to its collection, income is recorded net of all withholding tax with any rebate recorded when received. The Portfolio may trade securities on other than normal settlement terms. This may increase the risk if the other party to the transaction fails to deliver and causes the Portfolio to subsequently invest at less advantageous prices.

(H) PORTFOLIO SECURITIES LOANED
At October 31, 1998, stocks with an aggregate value of $23,872,564 were on loan to brokers. The loans were secured by cash collateral of $24,380,125 received by the Portfolio.

For international securities, cash collateral is received by the Portfolio against loaned securities in an amount at least equal to 105% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 103% of the market value of the loaned securities during the period of the loan. For domestic securities, cash collateral is received by the Portfolio against loaned securities in the amount at least equal to 102% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 100% of the market value of the loaned securities during the period of the loan. The cash collateral is invested in a securities lending trust which consists of a portfolio of high quality short duration securities whose average effective duration is restricted to 120 days or less.

(I) TAXES
It is the intended policy of the Portfolio to meet the requirements for qualification as a "regulated investment company" under the Internal Revenue Code of 1986, as amended ("Code"). Therefore, no provision has been made for Federal taxes on income, capital gains, unrealized appreciation of securities held, or excise tax on income and capital gains.

(J) FOREIGN SECURITIES
There are certain additional considerations and risks associated with investing in foreign securities and currency transactions that are not inherent in investments of domestic origin. The Portfolio's investment in emerging market countries may involve greater risks than investments in more developed markets and the price of such investments may be volatile. These risks of investing in foreign and emerging markets may include foreign currency exchange rate fluctuations, perceived credit risk, adverse political and economic developments and possible adverse foreign government intervention.

In addition, the Portfolio's policy of concentrating its investments in companies in the consumer products and services industry subject the Portfolio to greater risk than a fund that is more diversified.

(K) INDEXED SECURITIES
The Portfolio may invest in indexed securities whose value is linked either directly or indirectly to changes in foreign currencies, interest rates, equities, indices, or other reference instruments. Indexed securities may be more volatile than the reference instrument itself, but any loss is limited to the amount of the original investment.

(L) RESTRICTED SECURITIES
The Portfolio is permitted to invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered.

Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult.


2. RELATED PARTIES
A I M Advisors, Inc. (the "Manager"), an indirect wholly-owned subsidiary of AMVESCAP PLC, is the Portfolio's investment manager and administrator.

The Portfolio pays investment management and administration fees to the Manager at the annualized rate of 0.725% on the first $500 million of average daily net assets of the Portfolio; 0.70% on the next $500 million; 0.675% on the next $500 million; and 0.65% on amounts thereafter. These fees are computed daily and paid monthly.

The Trust pays each Trustee who is not an employee, officer or director of the Manager, or any other affiliated company, $5,000 per year plus $300 for each meeting of the board or any committee thereof attended by the Trustee.

3. PURCHASES AND SALES OF SECURITIES
For the year ended October 31, 1998, purchases and sales of investment securities by the Portfolio, other than U.S. government obligations and short-term investments, aggregated $340,437,744 and $336,491,637, respectively. For the year ended October 31, 1998, purchases and sales of U.S. government obligations aggregated $34,683,892 and $33,938,540, respectively.

4. EXPENSE  REDUCTIONS
The manager has directed certain portfolio trades to brokers who then paid a portion of the Portfolio's expenses. For the year ended October 31, 1998, the Portfolio's expenses were reduced by $40,195 under these arrangements.

BOARD OF TRUSTEES

C. Derek Anderson
President, Plantagenet Capital
Management, LLC (an investment
partnership); Chief Executive Officer,
Plantagenet Holdings, Ltd.
(an investment banking firm)

Frank S. Bayley
Partner, law firm of
Baker & McKenzie

Robert H. Graham
President and Chief Executive Officer,
A I M Management Group Inc.

Arthur C. Patterson
Managing Partner, Accel Partners
(a venture capital firm)

Ruth H. Quigley
Private Investor

OFFICERS

Robert H. Graham
Chairman and President

Helge K. Lee
Vice President & Secretary

Dana R. Sutton
Vice President & Assistant Treasurer

Kenneth W. Chancey
Vice President &
Principal Accounting Officer

John J. Arthur
Vice President

Melville B. Cox
Vice President

Gary T. Crum
Vice President

Carol F. Relihan
Vice President

David P. Hess
Assistant Secretary

Nancy L. Martin
Assistant Secretary

Ofelia M. Mayo
Assistant Secretary

Kathleen J. Pflueger
Assistant Secretary

Samuel D. Sirko
Assistant Secretary

Pamela Ruddock
Assistant Treasurer

Paul Wozniak
Assistant Treasurer

OFFICE OF THE FUND

11 Greenway Plaza
Suite 100
Houston, TX  77046

INVESTMENT MANAGER

A I M Advisors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

TRANSFER AGENT

A I M Fund Services, Inc.
P.O. Box 4739
Houston, TX  77210-4739

CUSTODIAN

State Street Bank and Trust Company
225 Franklin Street
Boston, MA  02110

COUNSEL TO THE FUND

Kirkpatrick & Lockhart, LLP
1800 Massachusetts Avenue, N.W.
Washington, D.C.  20036-1800

COUNSEL OF THE TRUSTEES

Paul, Hastings, Janofsky & Walker LLP
Twenty Third Floor
555 South Flower Street
Los Angeles, CA  90071

DISTRIBUTOR

A I M Distributors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

AUDITORS

PricewaterhouseCoopers LLP
One Post Office Square
Boston, MA  02109

                       REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

To  the  Shareholders  and  Board  of  Trustees  of  Global  Financial  Services
Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Global Financial Services Portfolio at October 31, 1998, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

                                                      PRICEWATERHOUSECOOPERS LLP

BOSTON, MASSACHUSETTS
DECEMBER 18, 1998

                            PORTFOLIO OF INVESTMENTS

                                October 31, 1998

--------------------------------------------------------------------------------



                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Banks-Regional (29.1%)
  Allied Irish Bank PLC: .....................................   IRE                --            --         2.8
    Common{V} ................................................   --             98,797   $ 1,413,275          --
    Common ...................................................   --             79,460     1,147,550          --
  First Union Corp. (N.C.) ...................................   US             42,433     2,461,114         2.8
  GreenPoint Financial Corp. .................................   US             66,200     2,172,188         2.5
  Bank of Ireland ............................................   IRE           111,659     2,063,410         2.4
  City National Corp. ........................................   US             52,550     1,796,553         2.0
  Crestar Financial Corp. ....................................   US             21,800     1,436,075         1.6
  Sparebanken NOR (Union Bank of Norway) .....................   NOR            71,436     1,359,391         1.6
  Norwest Corp. ..............................................   US             35,000     1,301,563         1.5
  St. George Bank Ltd. .......................................   AUSL          191,555     1,277,672         1.5
  Bayerische Vereinsbank .....................................   GER            16,070     1,276,784         1.4
  Bank of Nova Scotia ........................................   CAN            54,600     1,139,786         1.3
  North Fork Bancorporation, Inc. ............................   US             50,000       993,750         1.2
  Sovereign Bancorp, Inc. ....................................   US             73,840       969,150         1.1
  Fleet Financial Group, Inc. ................................   US             24,000       958,500         1.1
  TeleBanc Financial Corp.-/- ................................   US             52,100       950,825         1.1
  UnionBanCal Corp. ..........................................   US              8,000       740,000         0.9
  Halifax PLC ................................................   UK             49,600       657,239         0.8
  Banco Commercial S.A.: .....................................   URGY               --            --         0.8
    144A GDR(::) {.} {\/} ....................................   --             15,300       306,000          --
    Reg S GDR{c} {\/} ........................................   --             15,200       304,000          --
  Banca Turco Romana S.A. - Reg S GDR-/- {c} {\/} ............   ROM            88,000       402,600         0.5
  ForeningsSparbanken AB .....................................   SWDN            5,750       155,933         0.2
                                                                                         -----------
                                                                                          25,283,358
                                                                                         -----------
Banks-Money Center (18.1%)
  Citigroup, Inc. ............................................   US             39,925     1,878,970         2.1
  BankAmerica Corp. ..........................................   US             30,143     1,731,339         2.0
  HSBC Holdings PLC ..........................................   UK             59,990     1,405,153         1.6
  UBS AG - Registered ........................................   SWTZ            4,836     1,326,276         1.5
  Lloyds TSB Group PLC .......................................   UK            101,401     1,251,183         1.5
  ABN AMRO Holdings N.V. .....................................   NETH           56,347     1,055,865         1.2
  Deutsche Bank AG ...........................................   GER            14,770       919,165         1.1
  Mellon Bank Corp. ..........................................   US             14,600       877,825         1.0
  National Australia Bank Ltd. ...............................   AUSL           66,137       876,315         1.0
  Bank Hapoalim Ltd. .........................................   ISRL          483,000       873,834         1.0
  Chase Manhattan Corp. ......................................   US             14,500       823,781         1.0
  Istituto Banc San Paolo Tori-/- ............................   ITLY           55,000       817,042         1.0
  Anglo-Irish Bank Corp., PLC{V} .............................   IRE           325,168       783,406         0.9
  Barclays PLC ...............................................   UK             25,000       538,314         0.6
  Dresdner Bank AG ...........................................   GER            13,620       530,778         0.6
                                                                                         -----------
                                                                                          15,689,246
                                                                                         -----------
Other Financial (14.2%)
  Newcourt Credit Group, Inc. ................................   CAN            74,400     2,447,844         2.7
  Fannie Mae .................................................   US             31,000     2,195,188         2.6


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Other Financial (Continued)
  Doral Financial Corp. ......................................   US            102,400   $ 1,792,000         2.1
  Investors Financial Services Corp. .........................   US             25,500     1,373,813         1.6
  UniCapital Corp.-/- ........................................   US            160,000     1,110,000         1.3
  ING Groep N.V. .............................................   NETH           20,035       969,678         1.1
  Merita Ltd. "A" ............................................   FIN           178,850       963,107         1.1
  Fidelity National Financial, Inc. ..........................   US             22,000       676,500         0.8
  Household International, Inc. ..............................   US             12,752       466,245         0.5
  Shohkoh Fund ...............................................   JPN             1,200       365,590         0.4
                                                                                         -----------
                                                                                          12,359,965
                                                                                         -----------
Consumer Finance (11.6%)
  Providian Financial Corp. ..................................   US             46,000     3,651,249         4.2
  Capital One Financial Corp. ................................   US             19,600     1,994,300         2.3
  Aeon Credit Service ........................................   HK          8,894,000     1,481,472         1.7
  Acom Co., Ltd. .............................................   JPN            20,000     1,118,941         1.3
  Metris Cos., Inc. ..........................................   US             30,000       986,250         1.1
  American Express Co. .......................................   US              9,500       839,563         1.0
                                                                                         -----------
                                                                                          10,071,775
                                                                                         -----------
Insurance - Multi-Line (10.8%)
  SunAmerica, Inc. ...........................................   US             47,800     3,369,899         3.9
  Allianz AG .................................................   GER             7,503     2,574,892         3.0
  Allstate Corp. .............................................   US             44,400     1,911,975         2.2
  Axa - UAP ..................................................   FR             13,150     1,486,973         1.7
                                                                                         -----------
                                                                                           9,343,739
                                                                                         -----------
Insurance-Life (3.2%)
  Conseco, Inc. ..............................................   US             44,155     1,531,627         1.7
  AEGON N.V. .................................................   NETH           14,457     1,254,674         1.5
                                                                                         -----------
                                                                                           2,786,301
                                                                                         -----------
Securities Broker (3.1%)
  Athlon Groep N.V. ..........................................   NETH           55,670     1,579,671         1.8
  Knight/Trimark Group, Inc. "A"-/- ..........................   US            138,200     1,122,875         1.3
  Peregrine Investment Holdings Ltd.(::) .....................   HK            532,000            --          --
                                                                                         -----------
                                                                                           2,702,546
                                                                                         -----------
Investment Management (2.0%)
  Alliance Capital Management L.P. ...........................   US             68,800     1,707,100         2.0
                                                                                         -----------
Banks-Super Regional (1.0%)
  Abbey National PLC .........................................   UK             44,000       855,412         1.0
                                                                                         -----------
Consumer Services (0.8%)
  Rent-Way, Inc.-/- ..........................................   US             30,000       708,750         0.8
                                                                                         -----------


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------

                                                                                           VALUE         % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------
Transportation - Road (0.7%)
  Avis Rent A Car, Inc.-/- ...................................   US             30,000   $   611,250         0.7
                                                                                         -----------       -----

TOTAL EQUITY INVESTMENTS (cost $72,533,065) ..................                            82,119,442        94.6
                                                                                         -----------       -----


                                                                            PRINCIPAL
FIXED INCOME INVESTMENTS                                        CURRENCY     AMOUNT
--------------------------------------------------------------  --------   -----------

Corporate Bonds (2.4%)
  United States (2.4%)
    Citicorp, 7.125% due 6/1/03 ..............................   USD         1,000,000     1,053,240         1.2
    BankAmerica Corp., 6.85% due 3/1/03 ......................   USD         1,000,000     1,037,530         1.2
                                                                                         -----------
Total Corporate Bonds (cost $2,085,050) ......................                             2,090,770
                                                                                         -----------       -----

TOTAL FIXED INCOME INVESTMENTS (cost $2,085,050) .............                             2,090,770         2.4
                                                                                         -----------       -----



REPURCHASE AGREEMENT
--------------------------------------------------------------

  Dated October 30, 1998, with State Street Bank & Trust Co., due November 2, 1998, for an effective yield of 5.30%,
   collateralized by $3,475,000 U.S. Treasury Notes, 5.75% due
   9/30/99 (market value of collateral is $3,534,906,
   including accrued interest). (cost $3,464,000) ............                             3,464,000         4.0
                                                                                         -----------       -----

TOTAL INVESTMENTS (cost $78,082,115)  * ......................                            87,674,212       101.0
Other Assets and Liabilities .................................                              (862,586)       (1.0)
                                                                                         -----------       -----

NET ASSETS ...................................................                           $86,811,626       100.0
                                                                                         -----------       -----
                                                                                         -----------       -----

--------------

        {V}  Security is denominated in GBP.
        -/-  Non-income producing security.
       (::) Valued in good faith at fair value using procedures approved by the Board of Trustees (See Note 1 of Notes to Financial Statements).
       {\/}  U.S. currency denominated.
        {.} Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.
        {c} Security issued under Regulation S. Rule 144A and additional restrictions may apply in the resale of such securities.
          * For Federal income tax purposes, cost is $79,608,503 and appreciation (depreciation) is as follows:

                 Unrealized appreciation:         $  13,063,563
                 Unrealized depreciation:            (4,997,854)
                                                  -------------
                 Net unrealized appreciation:     $   8,065,709
                                                  =============
    Abbreviation:
    GDR--Global Depositary Receipt

    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------
The Fund's Portfolio of Investments at October 31, 1998, was concentrated in the following countries:



                                               PERCENTAGE OF NET ASSETS {D}
                                        -------------------------------------------
                                                                 SHORT-TERM
COUNTRY (COUNTRY CODE/ CURRENCY CODE)   EQUITY   FIXED INCOME     & OTHER     TOTAL
--------------------------------------  ------   -------------   ----------   -----
Australia (AUSL/AUD) .................    2.5                                   2.5
Canada (CAN/CAD) .....................    4.0                                   4.0
Finland (FIN/FIM) ....................    1.1                                   1.1
France (FR/FRF) ......................    1.7                                   1.7
Germany (GER/DEM) ....................    6.1                                   6.1
Hong Kong (HK/HKD) ...................    1.7                                   1.7
Ireland (IRE/IEP) ....................    6.1                                   6.1
Israel (ISRL/ILS) ....................    1.0                                   1.0
Italy (ITLY/ITL) .....................    1.0                                   1.0
Japan (JPN/JPY) ......................    1.7                                   1.7
Netherlands (NETH/NLG) ...............    5.6                                   5.6
Norway (NOR/NOK) .....................    1.6                                   1.6
Romania (ROM/ROL) ....................    0.5                                   0.5
Sweden (SWDN/SEK) ....................    0.2                                   0.2
Switzerland (SWTZ/CHF) ...............    1.5                                   1.5
United Kingdom (UK/GBP) ..............    5.5                                   5.5
United States (US/USD) ...............   52.2         2.4            3.0       57.4
Uruguay (URGY/UYP) ...................    0.8                                   0.8
                                        ------      -----          -----      -----
Total  ...............................   94.6         2.4            2.6      100.0
                                        ======      =====          =====      =====


--------------

{d}  Percentages indicated are based on net assets of $86,811,626.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 FORWARD FOREIGN CURRENCY CONTRACTS OUTSTANDING
                                OCTOBER 31, 1998



                                                                                    UNREALIZED
                                           MARKET VALUE     CONTRACT    DELIVERY   APPRECIATION
CONTRACTS TO BUY:                         (U.S. DOLLARS)      PRICE       DATE    (DEPRECIATION)
----------------------------------------  --------------   -----------  --------  --------------
Australian Dollars......................     1,062,858         1.57888  11/27/98   $   (13,854)
Canadian Dollars........................     2,366,270         1.54610  11/24/98         5,491
Canadian Dollars........................     1,147,479         1.54560  11/24/98         2,293
                                          --------------                          --------------
  Total Contracts to Buy (Payable amount
   $4,582,677)..........................     4,576,607                                  (6,070)
                                          --------------                          --------------
THE VALUE OF CONTRACTS TO BUY AS A
 PERCENTAGE OF NET ASSETS IS 5.27%.


                                       10


CONTRACTS TO SELL:
----------------------------------------

Australian Dollars......................     2,313,279         1.72236  11/27/98      (165,059)
Canadian Dollars........................     3,662,856         1.52600  11/24/98        39,634
Canadian Dollars........................     1,147,479         1.52600  11/24/98        12,416
Japanese Yen............................       859,402       144.60000  11/12/98      (167,839)
                                          --------------                          --------------
  Total Contracts to Sell (Receivable
   amount $7,702,168)...................     7,983,016                                (280,848)
                                          --------------                          --------------
THE VALUE OF CONTRACTS TO SELL AS A
 PERCENTAGE OF NET ASSETS IS 9.23%.
  Total Open Forward Foreign Currency
   Contracts, Net.......................                                           $  (286,918)
                                                                                  --------------
                                                                                  --------------


----------------
See Note 1 of Notes to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                              STATEMENT OF ASSETS
                                 AND LIABILITIES
                                October 31, 1998

--------------------------------------------------------------------------------

Assets:
  Investments in securities, at value (cost $78,082,115).........................................  $87,674,212
  U.S. currency.......................................................................  $     938
  Foreign currencies (cost $4,377)....................................................      4,380       5,318
                                                                                        ---------
  Receivable for securities sold.................................................................   4,129,995
  Dividends and dividend withholding tax reclaims receivable.....................................      88,587
  Interest receivable............................................................................      42,125
  Miscellaneous receivable.......................................................................       2,937
                                                                                                   ----------
    Total assets.................................................................................  91,943,174
                                                                                                   ----------
Liabilities:
  Payable for securities purchased...............................................................   4,776,801
  Payable for open forward foreign currency contracts, net.......................................     286,918
  Payable for investment management and administration fees......................................      49,670
  Payable for professional fees..................................................................       4,501
  Payable for custodian fees.....................................................................         924
  Other accrued expenses.........................................................................      12,734
                                                                                                   ----------
    Total liabilities............................................................................   5,131,548
                                                                                                   ----------
Net assets....................................................................................... $86,811,626
                                                                                                   ----------
                                                                                                   ----------
Net assets consist of:
  Paid in capital................................................................................ $71,419,084
  Accumulated net investment income..............................................................   2,867,663
  Accumulated net realized loss on investments and foreign currency transactions.................   3,218,875
  Net unrealized depreciation on translation of assets and liabilities in foreign currencies.....    (286,093)
  Net unrealized appreciation of investments.....................................................   9,592,097
                                                                                                   ----------
Total -- representing net assets applicable to capital shares outstanding........................ $86,811,626
                                                                                                   ----------
                                                                                                   ----------


    The accompanying notes are an integral part of the financial statements.

                            STATEMENT OF OPERATIONS

                          Year ended October 31, 1998

--------------------------------------------------------------------------------


Investment income:)
  Dividend income (net of foreign withholding tax of $137,628).................................  $2,001,511
  Interest income..............................................................................     272,885
  Securities lending income....................................................................      74,782
                                                                                                 ----------
    Total investment income....................................................................   2,349,178
                                                                                                  ---------
Expenses:
  Investment management and administration fees................................................     726,002
  Custodian fees...............................................................................      31,835
  Professional fees............................................................................       3,205
  Other expenses...............................................................................       9,222
                                                                                                  ---------
    Total expenses before reductions...........................................................     768,264
                                                                                                  ---------
      Expense reductions (Note 5)..............................................................     (15,228)
                                                                                                  ---------
    Total net expenses.........................................................................     753,036
                                                                                                  ---------
Net investment income..........................................................................   1,596,142
                                                                                                  ---------
Net realized and unrealized gain (loss) on investments and foreign currencies:
  Net realized gain (loss) on investments..........................................  (1,401,803)
  Net realized gain on foreign currency transactions...............................     698,914
                                                                                     ----------
    Net realized loss during the year..........................................................   (702,889)
  Net change in unrealized depreciation on translation of assets and liabilities in
   foreign currencies..............................................................    (351,998)
  Net change in unrealized appreciation of investments.............................   1,750,599
                                                                                     ----------
    Net unrealized appreciation during the year................................................  1,398,601
                                                                                                 ---------
Net realized and unrealized gain on investments and foreign currencies.........................    695,712
                                                                                                 ---------
Net increase in net assets resulting from operations........................................... $2,291,854
                                                                                                 ---------
                                                                                                 ---------


    The accompanying notes are an integral part of the financial statements.

                      STATEMENTS OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------



                                                                                 YEAR ENDED   YEAR ENDED
                                                                                 OCTOBER 31,  OCTOBER 31,
                                                                                    1998         1997
                                                                                 -----------  -----------

Increase in net assets
Operations:
  Net investment income........................................................  $ 1,596,142  $   839,144
  Net realized gain on investments and foreign currency transactions...........     (702,889)   2,628,562
  Net change in unrealized appreciation (depreciation) on translation of assets
   and liabilities in foreign currencies.......................................     (351,998)      58,275
  Net change in unrealized appreciation of investments.........................    1,750,599    6,449,986
                                                                                 -----------  -----------
    Net increase in net assets resulting from operations.......................    2,291,854    9,975,967
                                                                                 -----------  -----------
Beneficial interest transactions:
  Contributions................................................................   72,019,286   87,995,110
  Withdrawals..................................................................  (67,746,313) (34,197,555)
                                                                                 -----------  -----------
    Net increase from beneficial interest transactions.........................    4,272,973   53,797,555
                                                                                 -----------  -----------
Total increase in net assets...................................................    6,564,827   63,773,522
Net assets:
  Beginning of year............................................................   80,246,799   16,473,277
                                                                                 -----------  -----------
  End of year..................................................................  $86,811,626  $80,246,799
                                                                                 -----------  -----------
                                                                                 -----------  -----------


    The accompanying notes are an integral part of the financial statements.

                               SUPPLEMENTARY DATA
--------------------------------------------------------------------------------
Contained below are ratios and supplemental data that have been derived from information provided in the financial statements.



                                                                                               MAY 31, 1994
                                                       YEAR ENDED OCTOBER 31,                (COMMENCEMENT OF
                                          ------------------------------------------------    OPERATIONS) TO
                                             1998         1997       1996         1995       OCTOBER 31, 1994
                                          ----------  ----------  -----------  -----------  ------------------
Ratios and supplemental data:
Net assets, end of period (in 000's)....  $  86,812   $  80,247    $  16,473    $   9,793       $   5,176
Ratio of net investment income (loss) to
 average net assets.....................       1.59%       1.76%        1.90%        2.60%           1.19 % (a)
Ratio of expenses to average net assets:
  With expense reductions and/or
   reimbursement (Notes 2 & 4)..........       0.75%       0.77%        0.86%        1.43%           4.43 % (a)
  Without expense reductions and/or
   reimbursement........................       0.77%       0.84%        0.94%        1.46%           N/A
Portfolio turnover rate.................        111%         91%         103%         170%             53 % (a)


----------------

  (a)  Annualized
  N/A  Not applicable


    The accompanying notes are an integral part of the financial statements.

                                    NOTES TO
                              FINANCIAL STATEMENTS
                                October 31, 1998

--------------------------------------------------------------------------------

1. SIGNIFICANT  ACCOUNTING  POLICIES (SEE ALSO NOTE 2)
Global Financial Services Portfolio, (the "Portfolio") is organized as a Delaware business trust and is registered under the subtrust of Global Investment Portfolio, a 1940 Act as an open-end management investment company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies in conformity with generally accepted accounting principles consistently followed by the Fund in the preparation of the financial statements.

(A) PORTFOLIO VALUATION
The Portfolio calculates the net asset value of and completes orders to purchase, exchange or repurchase Portfolio shares on each business day, with the exception of those days on which the New York Stock Exchange is closed.

Equity securities are valued at the last sale price on the exchange on which such securities are traded, or on the principal over-the-counter market on which such securities are traded, as of the close of business on the day the securities are being valued, or, lacking any sales, at the last available bid price. In cases where securities are traded on more than one exchange, the securities are valued on the exchange determined the securities are valued on the exchange determined by the AIM Advisor, Inc. ("the Manager") to be the primary market.

Fixed income investments are valued at the mean of representative quoted bid and ask prices for such investments or, if such prices are not available, at prices for investments of comparative maturity, quality and type; however, when the Manager deems it appropriate, prices obtained for the day of valuation from a bond pricing service will be used. Short-term investments are valued at amortized cost adjusted for foreign exchange translation and market fluctuation, if any.

Investments for which market quotations are not readily available (including restricted securities which are subject to limitations on their sale) are valued at fair value as determined in good faith by or under the direction of the Trust's Board of Trustees.

Portfolio securities which are primarily traded on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, and those values are then translated into U.S. dollars at the current exchange rates, except that when an occurrence subsequent to the time a value was so established is likely to have materially changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Trust's Board of Trustees.

(B) FOREIGN CURRENCY TRANSLATION
The accounting records of the Portfolio are maintained in U.S. dollars. The market values of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the Portfolio after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when earned or incurred.

The Portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, forward foreign currency contracts, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at year end, resulting from changes in exchange rates.

(C) REPURCHASE AGREEMENTS
With respect to repurchase agreements entered into by the Portfolio, it is the Portfolio's policy to always receive, as collateral, United States government securities or other high quality debt securities of which the value, including accrued interest, is at least equal to the amount to be repaid to the Portfolio under each agreement at its maturity.

(D) FORWARD FOREIGN CURRENCY CONTRACTS
A forward foreign currency contract ("Forward Contract") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward Contract fluctuates with changes in currency exchange rates. The Forward Contract is marked-to-market daily and the change in market value is recorded by the Portfolio as an unrealized gain or loss. When the Forward Contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. Forward Contracts involve market risk in excess of the amount shown in the Portfolio's "Statement of Assets and Liabilities". The Portfolio could be exposed to risk if a counter party is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Portfolio may enter into Forward Contracts in connection with planned purchases or sales of securities, or to hedge against adverse fluctuations in exchange rates between currencies.

(E) OPTION ACCOUNTING PRINCIPLES
When the Portfolio writes a call or put option, an amount equal to the premium received is included in the Portfolio's "Statement of Assets and Liabilities" as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option. The current market value of an option listed on a traded exchange is valued at its last bid price, or, in the case of an over-the-counter option, is valued at the average of the last bid prices obtained from brokers, unless a quotation from only one broker is available, in which case only that broker's price will be used. If an option expires on its stipulated expiration date or if the Portfolio enters into a closing purchase transaction, a gain or loss is realized without regard to any unrealized gain or loss on the underlying security and the liability related to such option is extinguished. If a written call option is exercised, a gain or loss is realized from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the cost of the underlying security purchased would be decreased by the premium originally received. The Portfolio can write options only on a covered basis, which, for a call, requires that the Portfolio hold the underlying security and, for a put, requires the Portfolio to set aside cash, U.S. government securities or other liquid securities in an amount not less than the exercise price, or otherwise provide adequate cover at all times while the put option is outstanding. The Portfolio may use options to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

The premium paid by the Portfolio for the purchase of a call or put option is included in the Portfolio's "Statement of Assets and Liabilities" as an investment and subsequently "marked-to-market" to reflect the current market value of the option. If an option which the Portfolio has purchased expires on the stipulated expiration date, the Portfolio realizes a loss in the amount of the cost of the option. If the Portfolio enters into a closing sale transaction, the Portfolio realizes a gain or loss, depending on whether proceeds from the closing sale transaction are greater or less than the cost of the option. If the Portfolio exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Portfolio exercises a put option, it realizes a gain or loss from the sale of the underlying security, and the proceeds from such sale are decreased by the premium originally paid.

The risk associated with purchasing options is limited to the premium originally paid. The risk in writing a call option is that the Portfolio may forego the opportunity of profit if the market value of the underlying security or index increases and the option is exercised. The risk in writing a put option is that the Portfolio may incur a loss if the market value of the underlying security or index decreases and the option is exercised. In addition, there is the risk the Portfolio may not be able to enter into a closing transaction because of an illiquid secondary market.

(F) FUTURES CONTRACTS
A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract the Portfolio is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the Portfolio agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Portfolio as unrealized gains or losses. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The potential risk to the Portfolio is that the change in value of the underlying securities may not correlate to the change in value of the contracts. The Portfolio may use futures contracts to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

(G) SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME
Security transactions are accounted for on the trade date (date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out-basis, unless otherwise specified. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Where a high level of uncertainty exists as to its collection, income is recorded net of all withholding tax with any rebate recorded when received. The Portfolio may trade securities on other than normal settlement terms. This may increase the risk if the other party to the transaction fails to deliver and causes the Portfolio to subsequently invest at less advantageous prices.

(H) PORTFOLIO SECURITIES LOANED
At October 31, 1998, stocks with an aggregate value of $6,839,546 were on loan to brokers. The loans were secured by cash collateral of $6,903,878 received by the Portfolio.

For international securities, cash collateral is received by the Portfolio against loaned securities in an amount at least equal to 105% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 103% of the market value of the loaned securities during the period of the loan. For domestic securities, cash collateral is received by the Portfolio against loaned securities in the amount at least equal to 102% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 100% of the market value of the loaned securities during the period of the loan. The cash collateral is invested in a securities lending trust which consists of a portfolio of high quality short duration securities whose average effective duration is restricted to 120 days or less.

(I) TAXES
It is the intended policy of the Portfolio to meet the requirements for qualification as a "regulated investment company" under the Internal Revenue Code of 1986, as amended ("Code"). Therefore, no provision has been made for Federal taxes on income, capital gains, unrealized appreciation of securities held, or excise tax on income and capital gains.

(J) FOREIGN SECURITIES
There are certain additional considerations and risks associated with investing in foreign securities and currency transactions that are not inherent in investments of domestic origin. The Portfolio's investment in emerging market countries may involve greater risks than investments in more developed markets and the price of such investments may be volatile. These risks of investing in foreign and emerging markets may include foreign currency exchange rate fluctuations, perceived credit risk, adverse political and economic developments and possible adverse foreign government intervention.

In addition, the Portfolio's policy of concentrating its investments in companies in the financial services industry subject the Portfolio to greater risk than a fund that is more diversified.

(K) INDEXED SECURITIES
The Portfolio may invest in indexed securities whose value is linked either directly or indirectly to changes in foreign currencies, interest rates, equities, indices, or other reference instruments. Indexed securities may be more volatile than the reference instrument itself, but any loss is limited to the amount of the original investment.

(L) RESTRICTED SECURITIES
The Portfolio is permitted to invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult.

2. RELATED PARTIES
A I M Advisors,  Inc. (the "Manager"),  an indirect  wholly-owned  subsidiary of
AMVESCAP   PLC,   is  the  Fund's  and   Portfolio's   investment   manager  and
administrator.

The Portfolio pays investment management and administration fees to the Manager at the annualized rate of 0.725% on the first $500 million of average daily net assets of the Portfolio; 0.70% on the next $500 million; 0.675% on the next $500 million; and 0.65% on amounts thereafter. These fees are computed daily and paid monthly.

The Trust pays each Trustee who is not an employee, officer or director of the Manager, or any other affiliated company, $5,000 per year plus $300 for each meeting of the board or any committee thereof attended by the Trustee.

3. PURCHASES AND SALES OF SECURITIES
For the year ended October 31, 1998, purchases and sales of investment securities by the Portfolio, other than U.S. government obligations and short-term investments, aggregated $110,772,267 and $103,481,033, respectively. For the year ended October 31, 1998, there were no purchases and sales of U.S. government obligations.

4. EXPENSE  REDUCTIONS
The manager has directed certain portfolio trades to brokers who then paid a portion of the Portfolio's expenses. For the year ended October 31, 1998, the Portfolio's expenses were reduced by $15,228 under these arrangements.

BOARD OF TRUSTEES

C. Derek Anderson
President, Plantagenet Capital
Management, LLC (an investment
partnership); Chief Executive Officer,
Plantagenet Holdings, Ltd.
(an investment banking firm)

Frank S. Bayley
Partner, law firm of
Baker & McKenzie

Robert H. Graham
President and Chief Executive Officer,
A I M Management Group Inc.

Arthur C. Patterson
Managing Partner, Accel Partners
(a venture capital firm)

Ruth H. Quigley
Private Investor

OFFICERS

Robert H. Graham
Chairman and President

Helge K. Lee
Vice President & Secretary

Dana R. Sutton
Vice President & Assistant Treasurer

Kenneth W. Chancey
Vice President &
Principal Accounting Officer

John J. Arthur
Vice President

Melville B. Cox
Vice President

Gary T. Crum
Vice President

Carol F. Relihan
Vice President

David P. Hess
Assistant Secretary

Nancy L. Martin
Assistant Secretary

Ofelia M. Mayo
Assistant Secretary

Kathleen J. Pflueger
Assistant Secretary

Samuel D. Sirko
Assistant Secretary

Pamela Ruddock
Assistant Treasurer

Paul Wozniak
Assistant Treasurer

OFFICE OF THE FUND

11 Greenway Plaza
Suite 100
Houston, TX  77046

INVESTMENT MANAGER

A I M Advisors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

TRANSFER AGENT

A I M Fund Services, Inc.
P.O. Box 4739
Houston, TX  77210-4739

CUSTODIAN

State Street Bank and Trust Company
225 Franklin Street
Boston, MA  02110

COUNSEL TO THE FUND

Kirkpatrick & Lockhart, LLP
1800 Massachusetts Avenue, N.W.
Washington, D.C.  20036-1800

COUNSEL OF THE TRUSTEES

Paul, Hastings, Janofsky & Walker LLP
Twenty Third Floor
555 South Flower Street
Los Angeles, CA  90071

DISTRIBUTOR

A I M Distributors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

AUDITORS

PricewaterhouseCoopers LLP
One Post Office Square
Boston, MA  02109

                                   REPORT OF
                            INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

To the Shareholders and Board of Trustees of Global Infrastructure Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the supplementary data present fairly, in all material respects, the financial position of the Global Infrastructure Portfolio at October 31, 1998, and the results of its operations, the changes in its net assets and the supplementary data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and supplementary data are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

                                                      PRICEWATERHOUSECOOPERS LLP

BOSTON, MASSACHUSETTS
DECEMBER 18, 1998

                            PORTFOLIO OF INVESTMENTS

                                October 31, 1998

--------------------------------------------------------------------------------

                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Energy (35.1%)
  AES Corp.-/- ...............................................   US             48,264   $ 1,975,808         3.0
    ELECTRICAL & GAS UTILITIES
  Enron Corp. ................................................   US             35,001     1,846,303         2.9
    GAS PRODUCTION & DISTRIBUTION
  Houston Industries, Inc. ...................................   US             59,000     1,832,688         2.8
    ELECTRICAL & GAS UTILITIES
  Dominion Resources, Inc. ...................................   US             38,000     1,755,125         2.8
    ELECTRICAL & GAS UTILITIES
  Endesa S.A. - ADR{\/} ......................................   SPN            68,400     1,739,925         2.8
    ELECTRICAL & GAS UTILITIES
  Pinnacle West Capital Corp. ................................   US             32,000     1,402,000         2.2
    ELECTRICAL & GAS UTILITIES
  National Grid Group PLC ....................................   UK            200,000     1,368,580         2.2
    ELECTRICAL & GAS UTILITIES
  Edison S.p.A. ..............................................   ITLY          150,000     1,325,549         2.1
    ELECTRICAL & GAS UTILITIES
  BG PLC .....................................................   UK            200,000     1,310,022         2.1
    ELECTRICAL & GAS UTILITIES
  Union Electrica Fenosa S.A.-/- .............................   SPN            60,000       973,652         1.5
    ELECTRICAL & GAS UTILITIES
  Texas Utilities Co. ........................................   US             20,000       875,000         1.4
    ELECTRICAL & GAS UTILITIES
  EVN Energie-Versorgung Niederoesterreich AG ................   ASTRI           5,600       798,420         1.3
    ELECTRICAL & GAS UTILITIES
  Montana Power Co. ..........................................   US             18,000       779,625         1.2
    ELECTRICAL & GAS UTILITIES
  Interstate Energy Corp. ....................................   US             23,740       734,456         1.2
    ELECTRICAL & GAS UTILITIES
  GPU, Inc. ..................................................   US             16,000       690,000         1.1
    ELECTRICAL & GAS UTILITIES
  Public Service Enterprise Group, Inc. ......................   US             17,000       646,000         1.0
    ELECTRICAL & GAS UTILITIES
  EDP-Electricidade de Portugal S.A. .........................   PORT           25,400       638,739         1.0
    ELECTRICAL & GAS UTILITIES
  USEC, Inc.-/- ..............................................   US             39,600       579,150         0.9
    ENERGY SOURCES
  Viag AG ....................................................   GER               800       543,774         0.9
    ELECTRICAL & GAS UTILITIES
  El Paso Energy Corp. .......................................   US             12,400       439,425         0.7
    GAS PRODUCTION & DISTRIBUTION
  Hub Power Co. ..............................................   PAK               400            79          --
    ELECTRICAL & GAS UTILITIES
                                                                                         -----------
                                                                                          22,254,320
                                                                                         -----------
Services (29.3%)
  Vivendi ....................................................   FR             11,982     2,737,841         4.3
    CONSUMER SERVICES
  Mannesmann AG ..............................................   GER            19,000     1,871,186         2.9
    WIRELESS COMMUNICATIONS


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Services (Continued)
  Telecom Italia SpA - Di Risp ...............................   ITLY          300,000   $ 1,519,597         2.4
    TELEPHONE NETWORKS
  SBC Communications .........................................   US             29,000     1,343,063         2.1
    TELEPHONE - REGIONAL/LOCAL
  Portugal Telecom S.A. - ADR{\/} ............................   PORT           28,000     1,323,000         2.1
    TELEPHONE NETWORKS
  Bell Atlantic Corp. ........................................   US             22,000     1,168,750         1.9
    TELEPHONE - REGIONAL/LOCAL
  MCI WorldCom, Inc.-/- ......................................   US             20,000     1,105,000         1.8
    TELEPHONE NETWORKS
  Comair Holdings, Inc. ......................................   US             32,300     1,061,863         1.7
    TRANSPORTATION - AIRLINES
  Swisscom AG-/- .............................................   SWTZ            2,671       905,056         1.4
    TELEPHONE NETWORKS
  Tele-Communications, Inc. "A"-/- ...........................   US             20,000       842,500         1.3
    CABLE TELEVISION
  Equant N.V.-/- {\/} ........................................   NETH           18,880       826,000         1.3
    TELEPHONE NETWORKS
  Brisa-Auto Estradas de Portugal S.A. .......................   PORT           16,000       744,230         1.2
    TRANSPORTATION - ROAD & RAIL
  Canadian National Railway Co. ..............................   CAN            12,800       639,378         1.0
    TRANSPORTATION - ROAD & RAIL
  Aeroporti di Roma SpA ......................................   ITLY           96,000       600,615         1.0
    TRANSPORTATION - AIRLINES
  Deutsche Lufthansa AG ......................................   GER            20,000       435,019         0.7
    TRANSPORTATION - AIRLINES
  AirTouch Communications, Inc.-/- ...........................   US              7,100       397,600         0.6
    WIRELESS COMMUNICATIONS
  AMR Corp.-/- ...............................................   US              5,700       381,900         0.6
    TRANSPORTATION - AIRLINES
  Stagecoach Holdings PLC ....................................   UK             96,000       372,628         0.6
    TRANSPORTATION - ROAD & RAIL
  RailWorks Corp.-/- .........................................   US             23,700       157,013         0.2
    TRANSPORTATION - ROAD & RAIL
  China Telecom (Hong Kong) Ltd.-/- ..........................   HK             80,000       150,300         0.2
    WIRELESS COMMUNICATIONS
  Hellenic Telecommunication Organization S.A. (OTE) .........   GREC               11           250          --
    TELEPHONE NETWORKS
                                                                                         -----------
                                                                                          18,582,789
                                                                                         -----------
Capital Goods (11.1%)
  Kaufman and Broad Home Corp. ...............................   US             42,000     1,199,625         1.8
    CONSTRUCTION
  Gulfstream Aerospace Corp.-/- ..............................   US             25,000     1,106,250         1.8
    AEROSPACE/DEFENSE
  General Electric Co. PLC ...................................   UK            122,500       978,647         1.6
    AEROSPACE/DEFENSE
  Nokia Oyj "A" - ADR{\/} ....................................   FIN            10,000       930,625         1.5
    TELECOM EQUIPMENT


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Capital Goods (Continued)
  United Technologies Corp. ..................................   US              7,000   $   666,750         1.1
    AEROSPACE/DEFENSE
  Tellabs, Inc.-/- ...........................................   US             12,000       660,000         1.0
    TELECOM EQUIPMENT
  MAN AG .....................................................   GER             1,500       489,396         0.8
    MACHINERY & ENGINEERING
  British Aerospace PLC ......................................   UK             65,000       483,395         0.8
    AEROSPACE/DEFENSE
  Boeing Co. .................................................   US              9,700       363,750         0.6
    AEROSPACE/DEFENSE
  L-3 Communications Holdings, Inc.-/- .......................   US              1,300        55,900         0.1
    AEROSPACE/DEFENSE
                                                                                         -----------
                                                                                           6,934,338
                                                                                         -----------
Materials/Basic Industry (9.0%)
  Lafarge S.A. ...............................................   FR             20,000     2,045,483         3.2
    BUILDING MATERIALS & COMPONENTS
  Martin Marietta Materials, Inc. ............................   US             25,000     1,226,563         1.9
    MISC. MATERIALS & COMMODITIES
  La Cementos Nacional, C.A. - 144A GDR{.} {\/} ..............   ECDR            5,975       687,125         1.1
    CEMENT
  Hanson PLC - ADR{\/} .......................................   UK             16,000       565,000         0.9
    BUILDING MATERIALS & COMPONENTS
  CRH PLC ....................................................   UK             38,000       553,756         0.9
    BUILDING MATERIALS & COMPONENTS
  Suez Cement Co. - Reg S GDR{c} {\/} ........................   EGPT           22,000       324,500         0.5
    CEMENT
  Centex Corp. ...............................................   US              9,400       314,900         0.5
    BUILDING MATERIALS & COMPONENTS
                                                                                         -----------
                                                                                           5,717,327
                                                                                         -----------
Technology (2.8%)
  Cisco Systems, Inc.-/- .....................................   US             17,250     1,086,750         1.7
    NETWORKING
  Tekelec-/- .................................................   US             40,000       717,500         1.1
    TELECOM TECHNOLOGY
                                                                                         -----------
                                                                                           1,804,250
                                                                                         -----------       -----

TOTAL EQUITY INVESTMENTS (cost $44,438,182) ..................                            55,293,024        87.3
                                                                                         -----------       -----


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                            VALUE        % OF NET
REPURCHASE AGREEMENT                                                                      (NOTE 1)        ASSETS
--------------------------------------------------------------                           -----------   -------------
  Dated October 30, 1998, with State Street Bank & Trust Co., due November 2, 1998, for an effective yield of 5.30%,
   collateralized by $5,070,000 U.S. Treasury Notes, 6.50% due
   5/15/05 (market value of collateral is $5,810,321,
   including accrued interest). (cost $5,694,000) ............                           $ 5,694,000         8.9
                                                                                         -----------       -----

TOTAL INVESTMENTS (cost $50,132,182) * .......................                            60,987,024        96.2
Other Assets and Liabilities .................................                             2,379,084         3.8
                                                                                         -----------       -----

NET ASSETS ...................................................                           $63,366,108       100.0
                                                                                         -----------       -----
                                                                                         -----------       -----


--------------

        -/-  Non-income producing security.
       {\/}  U.S. currency denominated.
        {c} Security issued under Regulation S. Rule 144A and additional restrictions may apply in the resale of such securities.
        {.} Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.
          * For Federal income tax purposes, cost is $50,132,182 and appreciation (depreciation) is as follows:



                 Unrealized appreciation:         $  11,779,031
                 Unrealized depreciation:              (924,189)
                                                  -------------
                 Net unrealized appreciation:     $  10,854,842
                                                  -------------
                                                  -------------


             Abbreviations:
             ADR--American Depositary Receipt
             GDR--Global Depositary Receipt

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Fund's Portfolio of Investments at October 31, 1998, was concentrated in the following countries:

                                         PERCENTAGE OF NET ASSETS {D}
                                        ------------------------------
                                                  SHORT-TERM
COUNTRY (COUNTRY CODE/CURRENCY CODE)    EQUITY      & OTHER      TOTAL
--------------------------------------  ------   -------------   -----

Austria (ASTRI/ATS) ..................    1.3                      1.3
Canada (CAN/CAD) .....................    1.0                      1.0
Ecuador (ECDR/ECS) ...................    1.1                      1.1
Egypt (EGPT/EGP) .....................    0.5                      0.5
Finland (FIN/FIM) ....................    1.5                      1.5
France (FR/FRF) ......................    7.5                      7.5
Germany (GER/DEM) ....................    5.3                      5.3
Hong Kong (HK/HKD) ...................    0.2                      0.2
Italy (ITLY/ITL) .....................    5.5                      5.5
Netherlands (NETH/NLG) ...............    1.3                      1.3
Portugal (PORT/PTE) ..................    4.3                      4.3
Spain (SPN/ESP) ......................    4.3                      4.3
Switzerland (SWTZ/CHF) ...............    1.4                      1.4
United Kingdom (UK/GBP) ..............    9.1                      9.1
United States (US/USD) ...............   43.0        12.7         55.7
                                        ------      -----        -----
Total  ...............................   87.3        12.7        100.0
                                        ------      -----        -----
                                        ------      -----        -----
--------------

{d}  Percentages indicated are based on net assets of $62,877,637.

    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------

                 FORWARD FOREIGN CURRENCY CONTRACTS OUTSTANDING
                                OCTOBER 31, 1998


                                                                                     UNREALIZED
                                           MARKET VALUE      CONTRACT    DELIVERY   APPRECIATION
CONTRACTS TO BUY:                         (U.S. DOLLARS)      PRICE        DATE    (DEPRECIATION)
----------------------------------------  --------------   ------------  --------  --------------

Deutsche Marks..........................       2,117,189        1.63655  11/27/98   $   (21,456)
Deutsche Marks..........................         604,912        1.67875  11/27/98         9,230
Deutsche Marks..........................         483,929        1.74405  11/27/98        25,227
French Francs...........................       2,525,704        5.47050   12/8/98       (33,477)
                                          --------------                           --------------
  Total Contracts to Buy (Payable amount
   $5,752,210)..........................       5,731,734                                (20,476)
                                          --------------                           --------------
THE VALUE OF CONTRACTS TO BUY AS
 PERCENTAGE OF NET ASSETS IS 9.05%.



CONTRACTS TO SELL:
----------------------------------------

Deutsche Marks..........................       3,206,030        1.78600  11/27/98      (238,505)
French Francs...........................       2,525,704        5.76105   12/8/98       (95,591)
                                          --------------                           --------------
  Total Contracts to Sell (Receivable
   amount $5,397,638)...................       5,731,734                               (334,096)
                                          --------------                           --------------
THE VALUE OF CONTRACTS TO SELL AS
 PERCENTAGE OF NET ASSETS IS 9.05%.
  Total Open Forward Foreign Currency
   Contracts, Net.......................                                            $  (354,572)
                                                                                   --------------
                                                                                   --------------


----------------
See Note 1 of Notes to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                              STATEMENT OF ASSETS
                                 AND LIABILITIES
                                October 31, 1998

--------------------------------------------------------------------------------

Assets:
  Investments in securities, at value (cost
   $50,132,182) ..................................................................            $60,987,024
  U.S. currency...................................................................  $     187
  Foreign currencies (cost $1,246,112)............................................  1,222,705   1,222,892
                                                                                    ---------
  Receivable for securities sold.............................................................   2,900,604
  Dividends and dividend withholding tax reclaims receivable.................................      71,072
  Interest receivable........................................................................       1,677
  Miscellaneous receivable...................................................................       1,183
                                                                                               ----------
    Total assets.............................................................................  65,184,452
                                                                                               ----------
Liabilities:
  Payable for securities purchased...........................................................   1,353,704
  Payable for open forward foreign currency contracts, net ..................................     354,572
  Payable for investment management and administration fees .................................      77,134
  Payable for custodian fees.................................................................      11,419
  Payable for professional fees .............................................................       9,700
  Other accrued expenses.....................................................................      11,815
                                                                                               ----------
    Total liabilities........................................................................   1,838,344
                                                                                               ----------
Net assets................................................................................... $63,366,108
                                                                                               ----------
                                                                                               ----------
Net assets consist of:
  Paid in capital ........................................................................... $37,105,827
  Accumulated net investment income..........................................................   4,948,847
  Accumulated net realized gain on investments and foreign currency transactions.............  10,835,267
  Net unrealized depreciation on translation of assets and liabilities in foreign
   currencies................................................................................    (378,675)
  Net unrealized appreciation of investments.................................................  10,854,842
                                                                                               ----------
Total -- net assets applicable to beneficial interest outstanding............................ $63,366,108
                                                                                               -----------
                                                                                               -----------


    The accompanying notes are an integral part of the financial statements.

                            STATEMENT OF OPERATIONS

                          Year ended October 31, 1998

--------------------------------------------------------------------------------


Investment income:
  Dividend income (net of foreign withholding tax of $181,399)...............................  $1,666,460
  Interest income............................................................................     396,324
  Other income...............................................................................      45,192
                                                                                               ----------
    Total investment income..................................................................   2,107,976
                                                                                               ----------
Expenses:
  Investment management and administration fees .............................................     612,027
  Custodian fees.............................................................................      39,785
  Professional fees..........................................................................       5,110
  Other expenses.............................................................................       4,987
                                                                                               ----------
    Total expenses before reductions.........................................................     661,909
                                                                                               ----------
      Expense reductions.....................................................................      (7,816)
                                                                                               ----------
    Total net expenses.......................................................................     654,093
                                                                                               ----------
Net investment income........................................................................   1,453,883
                                                                                               ----------
Net realized and unrealized gain (loss) on investments and foreign currencies:
  Net realized gain on investments................................................  4,932,911
  Net realized loss on foreign currency transactions..............................    (76,810)
                                                                                    ---------
    Net realized gain during the year........................................................   4,856,101
  Net change in unrealized depreciation on translation of assets and liabilities
   in foreign currencies..........................................................   (333,974)
  Net change in unrealized appreciation of investments............................  (7,919,952)
                                                                                    -----------
    Net unrealized depreciation during the year..............................................  (8,253,926)
                                                                                               ----------
Net realized and unrealized loss on investments and foreign currencies.......................  (3,397,825)
                                                                                               ----------
Net decrease in net assets resulting from operations......................................... $(1,943,942)
                                                                                              ------------
                                                                                              ------------



    The accompanying notes are an integral part of the financial statements.

                      STATEMENTS OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------


                                                                                   YEAR ENDED       YEAR ENDED
                                                                                   OCTOBER 31,      OCTOBER 31,
                                                                                      1998             1997
                                                                                   -----------      ----------

Increase (Decrease) in net assets
Operations:
  Net investment income..........................................................  $ 1,453,883     $ 1,298,702
  Net realized gain on investments and foreign currency transactions.............    4,856,101         778,612
  Net change in unrealized depreciation on translation of assets and liabilities
   in foreign currencies.........................................................     (333,974)       (116,926)
  Net change in unrealized appreciation (depreciation) of investments............   (7,919,952)      8,647,635
                                                                                   -----------      ----------
    Net increase (decrease) in net assets resulting from operations..............   (1,943,942)     10,608,023
                                                                                   -----------      ----------
Beneficial interest transactions:
  Contributions..................................................................    1,825,124      21,536,627
  Withdrawals....................................................................  (35,090,285)    (25,593,997)

    Net decrease from beneficial interest transactions...........................  (33,265,161)     (4,057,370)
                                                                                   -----------       ----------
Total increase (decrease) in net assets..........................................  (35,209,103)      6,550,653
Net assets:
  Beginning of year..............................................................   98,575,211      92,024,558
                                                                                   -----------      ----------
  End of year....................................................................  $63,366,108     $98,575,211
                                                                                   ===========


    The accompanying notes are an integral part of the financial statements.

                               SUPPLEMENTARY DATA

--------------------------------------------------------------------------------
Contained below are ratios and supplemental data that have been derived from information provided in the financial statements.



                                                                                               MAY 31, 1994
                                                       YEAR ENDED OCTOBER 31,                (COMMENCEMENT OF
                                          ------------------------------------------------    OPERATIONS) TO
                                             1998         1997       1996         1995       OCTOBER 31, 1994
                                          ----------  ----------  -----------  -----------  ------------------
Ratios and supplemental data:
Net assets, end of period (in 000's)....  $  63,366   $  98,575    $  92,025    $   86,010     $   51,107
Ratio of net investment income (loss) to
 average net assets.....................       1.72%       1.22%        1.21%        1.22%           1.44%
Ratio of expenses to average net assets:
  With expense reductions and/or
   reimbursement (Notes 2 & 4)..........       0.78%       0.69%        0.74%        0.83%           1.17% (a)
  Without expense reductions and
   reimbursement........................       0.79%       0.77%        0.85%        0.88%            N/A
Portfolio turnover rate.................         96%         41%          41%          45%             18%


----------------

  (a)  Annualized
  N/A  Not applicable


    The accompanying notes are an integral part of the financial statements.

                                    NOTES TO
                              FINANCIAL STATEMENTS
                                October 31, 1998

--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (SEE ALSO NOTE 2)
Global Infrastructure Portfolio, (the "Portfolio") is organized as asubtrust of Global Investment Portfolio, a Delaware business trust and is registered under the 1940 Act as an open-end management investment company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies in conformity with generally accepted accounting principles consistently followed by the Portfolio in the preparation of the financial statements.

(A) PORTFOLIO VALUATION
The Portfolio calculates the net asset value of and completes orders to purchase, exchange or repurchase Portfolio shares of beneficial interest on each business day, with the exception of those days on which the New York Stock Exchange is closed.

Equity securities are valued at the last sale price on the exchange on which such securities are traded, or on the principal over-the-counter market on which such securities are traded, as of the close of business on the day the securities are being valued, or, lacking any sales, at the last available bid price. In cases where securities are traded on more than one exchange, the securities are valued on the exchange determined by the AIM Advisors, Inc. ("the Manager") to be the primary market.

Fixed income investments are valued at the mean of representative quoted bid and ask prices for such investments or, if such prices are not available, at prices for investments of comparative maturity, quality and type; however, when the Manager deems it appropriate, prices obtained for the day of valuation from a bond pricing service will be used. Short-term investments are valued at amortized cost adjusted for foreign exchange translation and market fluctuation, if any.

Investments for which market quotations are not readily available (including restricted securities which are subject to limitations on their sale) are valued at fair value as determined in good faith by or under the direction of the Trust's Board of Trustees.

Portfolio securities which are primarily traded on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, and those values are then translated into U.S. dollars at the current exchange rates, except that when an occurrence subsequent to the time a value was so established is likely to have materially changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Trust's Board of Trustees.

(B) FOREIGN CURRENCY TRANSLATION
The accounting records of the Portfolio are maintained in U.S. dollars. The market values of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the Portfolio after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when earned or incurred.

The Portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, forward foreign currency contracts, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at year end, resulting from changes in exchange rates.

(C) REPURCHASE AGREEMENTS
With respect to repurchase agreements entered into by the Portfolio, it is the Portfolio's policy to always receive, as collateral, United States government securities or other high quality debt securities of which the value, including accrued interest, is at least equal to the amount to be repaid to the Portfolio under each agreement at its maturity.

(D) FORWARD FOREIGN CURRENCY CONTRACTS
A forward foreign currency contract ("Forward Contract") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward Contract fluctuates with changes in currency exchange rates. The Forward Contract is marked-to-market daily and the change in market value is recorded by the Portfolio as an unrealized gain or loss. When the Forward Contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. Forward Contracts involve market risk in excess of the amount shown in the Portfolio's "Statement of Assets and Liabilities". The Portfolio could be exposed to risk if a counter party is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Portfolio may enter into Forward Contracts in connection with planned purchases or sales of securities, or to hedge against adverse fluctuations in exchange rates between currencies.

(E) OPTION ACCOUNTING PRINCIPLES
When the Portfolio writes a call or put option, an amount equal to the premium received is included in the Portfolio's "Statement of Assets and Liabilities" as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option. The current market value of an option listed on a traded exchange is valued at its last bid price, or, in the case of an over-the-counter option, is valued at the average of the last bid prices obtained from brokers, unless a quotation from only one broker is available, in which case only that broker's price will be used. If an option expires on its stipulated expiration date or if the Portfolio enters into a closing purchase transaction, a gain or loss is realized without regard to any unrealized gain or loss on the underlying security and the liability related to such option is extinguished. If a written call option is exercised, a gain or loss is realized from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the cost of the underlying security purchased would be decreased by the premium originally received. The Portfolio can write options only on a covered basis, which, for a call, requires that the Portfolio hold the underlying security and, for a put, requires the Portfolio to set aside cash, U.S. government securities or other liquid securities in an amount not less than the exercise price, or otherwise provide adequate cover at all times while the put option is outstanding. The Portfolio may use options to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

The premium paid by the Portfolio for the purchase of a call or put option is included in the Portfolio's "Statement of Assets and Liabilities" as an investment and subsequently "marked-to-market" to reflect the current market value of the option. If an option which the Portfolio has purchased expires on the stipulated expiration date, the Portfolio realizes a loss in the amount of the cost of the option. If the Portfolio enters into a closing sale transaction, the Portfolio realizes a gain or loss, depending on whether proceeds from the closing sale transaction are greater or less than the cost of the option. If the Portfolio exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Portfolio exercises a put option, it realizes a gain or loss from the sale of the underlying security, and the proceeds from such sale are decreased by the premium originally paid.

The risk associated with purchasing options is limited to the premium originally paid. The risk in writing a call option is that the Portfolio may forego the opportunity of profit if the market value of the underlying security or index increases and the option is exercised. The risk in writing a put option is that the Portfolio may incur a loss if the market value of the underlying security or index decreases and the option is exercised. In addition, there is the risk the Portfolio may not be able to enter into a closing transaction because of an illiquid secondary market.

(F) FUTURES CONTRACTS
A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract the Portfolio is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the Portfolio agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Portfolio as unrealized gains or losses. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The potential risk to the Portfolio is that the change in value of the underlying securities may not correlate to the change in value of the contracts. The Portfolio may use futures contracts to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

(G) SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME
Security transactions are accounted for on the trade date (date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out-basis, unless otherwise specified. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Where a high level of uncertainty exists as to its collection, income is recorded net of all withholding tax with any rebate recorded when received. The Portfolio may trade securities on other than normal settlement terms. This may increase the risk if the other party to the transaction fails to deliver and causes the Portfolio to subsequently invest at less advantageous prices.

(H) PORTFOLIO SECURITIES LOANED
At October 31, 1998, stocks with an aggregate value of $9,982,375 were on loan to brokers. The loans were secured by cash collateral of $10,007,255 received by the Portfolio.

For international securities, cash collateral is received by the Portfolio against loaned securities in an amount at least equal to 105% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 103% of the market value of the loaned securities during the period of the loan. For domestic securities, cash collateral is received by the Portfolio against loaned securities in the amount at least equal to 102% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 100% of the market value of the loaned securities during the period of the loan. The cash collateral is invested in a securities lending trust which consists of a portfolio of high quality short duration securities whose average effective duration is restricted to 120 days or less.

(I) TAXES
It is the intended policy of the Portfolio to meet the requirements for qualification as a "regulated investment company" under the Internal Revenue Code of 1986, as amended ("Code"). Therefore, no provision has been made for Federal taxes on income, capital gains, unrealized appreciation of securitie held, or excise tax on income and capital gains.

(J) FOREIGN SECURITIES
There are certain additional considerations and risks associated with investing in foreign securities and currency transactions that are not inherent in investments of domestic origin. The Portfolio's investment in emerging market countries may involve greater risks than investments in more developed markets and the price of such investments may be volatile. These risks of investing in foreign and emerging markets may include foreign currency exchange rate fluctuations, perceived credit risk, adverse political and economic developments and possible adverse foreign government intervention.

In addition, the Portfolio's policy of concentrating its investments in companies in the infrastructure industry subject the Portfolio to greater risk than a fund that is more diversified.

(K) INDEXED SECURITIES
The Portfolio may invest in indexed securities whose value is linked either directly or indirectly to changes in foreign currencies, interest rates, equities, indices, or other reference instruments. Indexed securities may be more volatile than the reference instrument itself, but any loss is limited to the amount of the original investment.

(L) RESTRICTED SECURITIES
The Portfolio is permitted to invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered.

Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult.

2. RELATED PARTIES
A I M Advisors, Inc. (the "Manager"), an indirect wholly-owned subsidiary of AMVESCAP PLC, is the Portfolio's investment manager and administrator

The Portfolio pays investment management and administration fees to the Manager at the annualized rate of 0.725% on the first $500 million of average daily net assets of the Portfolio; 0.70% on the next $500 million; 0.675% on the next $500 million; and 0.65% on amounts thereafter. These fees are computed daily and paid monthly.

The Trust pays each Trustee who is not an employee, officer or director of the Manager, or any other affiliated company, $5,000 per year plus $300 for each meeting of the board or any committee thereof attended by the Trustee.

3. PURCHASES AND SALES OF SECURITIES
For the year ended October 31, 1998, purchases and sales of investment securities by the Portfolio, other than U.S. government obligations and short-term investments, aggregated $73,625,025 and $110,306,469, respectively. For the year ended October 31, 1998, there were no purchases and sales of U.S. government obligations.

4. EXPENSE REDUCTIONS
The Manager has directed certain portfolio trades to brokers who then paid a portion of the Portfolio's expenses. For the year ended October 31, 1998, the Portfolio's expenses were reduced by $7,816 under these arrangements.

BOARD OF TRUSTEES

C. Derek Anderson
President, Plantagenet Capital
Management, LLC (an investment
partnership); Chief Executive Officer,
Plantagenet Holdings, Ltd.
(an investment banking firm)

Frank S. Bayley
Partner, law firm of
Baker & McKenzie

Robert H. Graham
President and Chief Executive Officer,
A I M Management Group Inc.

Arthur C. Patterson
Managing Partner, Accel Partners
(a venture capital firm)

Ruth H. Quigley
Private Investor

OFFICERS

Robert H. Graham
Chairman and President

Helge K. Lee
Vice President & Secretary

Dana R. Sutton
Vice President & Assistant Treasurer

Kenneth W. Chancey
Vice President &
Principal Accounting Officer

John J. Arthur
Vice President

Melville B. Cox
Vice President

Gary T. Crum
Vice President

Carol F. Relihan
Vice President

David P. Hess
Assistant Secretary

Nancy L. Martin
Assistant Secretary

Ofelia M. Mayo
Assistant Secretary

Kathleen J. Pflueger
Assistant Secretary

Samuel D. Sirko
Assistant Secretary

Pamela Ruddock
Assistant Treasurer

Paul Wozniak
Assistant Treasurer

OFFICE OF THE FUND

11 Greenway Plaza
Suite 100
Houston, TX  77046

INVESTMENT MANAGER

A I M Advisors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

TRANSFER AGENT

A I M Fund Services, Inc.
P.O. Box 4739
Houston, TX  77210-4739

CUSTODIAN

State Street Bank and Trust Company
225 Franklin Street
Boston, MA  02110

COUNSEL TO THE FUND

Kirkpatrick & Lockhart, LLP
1800 Massachusetts Avenue, N.W.
Washington, D.C.  20036-1800

COUNSEL OF THE TRUSTEES

Paul, Hastings, Janofsky & Walker LLP
Twenty Third Floor
555 South Flower Street
Los Angeles, CA  90071

DISTRIBUTOR

A I M Distributors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

AUDITORS

PricewaterhouseCoopers LLP
One Post Office Square
Boston, MA  02109

                       REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

To the Shareholders and Board of Trustees of Global Resources Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets and the supplementary data present fairly, in all material respects, the financial position of the Global Resources Portfolio at October 31, 1998, and the results of its operations, the changes in its net assets and the supplementary data foar the periods indicated, in conformity with generally accepted accounting principles. These financial statements and supplementary data (hereafter referred to as "financial statements") are the responsibility of the Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.

                                                      PRICEWATERHOUSECOOPERS LLP

BOSTON, MASSACHUSETTS
DECEMBER 18, 1998

                            PORTFOLIO OF INVESTMENTS

                                October 31, 1998

--------------------------------------------------------------------------------



                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Energy Sources (27.5%)
  Exxon Corp. ................................................   US             21,900   $ 1,560,370         3.0
  Mobil Corp. ................................................   US             19,600     1,483,475         2.8
  Total Compagnie Francaise des Petroles S.A. - ADR{\/} ......   FR             24,700     1,444,950         2.8
  Chevron Corp. ..............................................   US             17,600     1,434,400         2.7
  Santa Fe Energy Resources, Inc.-/- .........................   US            163,700     1,330,063         2.5
  Ente Nazionale Idrocarburi (ENI) S.p.A. - ADR{\/} ..........   ITLY           20,400     1,239,300         2.4
  Amoco Corp. ................................................   US             20,800     1,167,400         2.2
  ERG SpA ....................................................   ITLY          373,000     1,124,237         2.2
  Elf Aquitaine ADR{\/} ......................................   FR             19,000     1,102,000         2.1
  Suncor Energy, Inc. ........................................   CAN            30,000       952,998         1.8
  Repsol S.A. ................................................   SPN            11,900       597,493         1.1
  Orogen Minerals Ltd. - 144A ADR{.} {\/} ....................   AUSL           37,100       505,488         1.0
  Triton Energy Ltd.-/- ......................................   US             43,900       477,413         0.9
                                                                                         -----------
                                                                                          14,419,587
                                                                                         -----------
Electrical & Gas Utilities (19.9%)
  Montana Power Co. ..........................................   US             26,000     1,126,125         2.2
  AGL Resources, Inc. ........................................   US             50,000     1,046,875         2.0
  Suburban Propane Partners L.P. .............................   US             46,000       868,250         1.7
  Leviathan Gas Pipeline Partners L.P. .......................   US             24,900       638,063         1.2
  Northern Border Partners L.P. ..............................   US             18,100       633,500         1.2
  Buckeye Partners L.P. ......................................   US             21,600       610,200         1.2
  Lakehead Pipe Line Partners L.P. ...........................   US             11,300       596,075         1.1
  TEPPCO Partners L.P. .......................................   US             20,400       594,150         1.1
  AmeriGas Partners L.P. .....................................   US             23,000       576,438         1.1
  Ferrellgas Partners L.P. ...................................   US             26,600       555,275         1.1
  Kaneb Pipe Line Partners L.P. ..............................   US             14,700       467,644         0.9
  Pembina Pipeline Income Fund Trust Units{=} ................   CAN            80,500       443,598         0.8
  Heritage Propane Partners L.P. .............................   US             17,800       409,400         0.8
  TransCanada Power L.P. .....................................   CAN            22,800       407,961         0.8
  Cornerstone Propane Partners L.P. ..........................   US             19,600       404,250         0.7
  Superior Propane Income Fund ...............................   CAN            44,100       403,118         0.7
  AEC Pipelines L.P. .........................................   CAN            66,000       374,392         0.7
  The OPTUS Natural Gas Distribution Income Fund .............   CAN            20,000       306,645         0.6
                                                                                         -----------
                                                                                          10,461,959
                                                                                         -----------
Chemicals (10.7%)
  Henkel KGaA Non-Voting Preferred ...........................   GER            10,645       910,076         1.8
  BASF AG ....................................................   GER            20,400       865,253         1.7
  Solutia, Inc. ..............................................   US             35,400       776,588         1.4
  Solvay S.A. "A" ............................................   BEL             7,900       619,789         1.2
  Air Liquide ................................................   FR              3,600       602,841         1.1
  Crompton & Knowles Corp. ...................................   US             35,900       576,644         1.1
  Potash Corporation of Saskatchewan, Inc.{\/} ...............   CAN             8,200       568,875         1.1
  Monsanto Co. ...............................................   US             10,250       416,406         0.8


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Chemicals (Continued)
  Tesoro Petroleum Corp. .....................................   US             17,700   $   262,181         0.5
                                                                                         -----------
                                                                                           5,598,653
                                                                                         -----------
Misc. Materials & Commodities (8.3%)
  USG Corp. ..................................................   US             36,900     1,759,669         3.4
  Martin Marietta Materials, Inc. ............................   US             27,900     1,368,844         2.6
  Encore Wire Corp.-/- .......................................   US             46,425       516,478         1.0
  Scheid Vineyards, Inc. "A" .................................   US             79,700       448,313         0.8
  Fresh Del Monte Produce, Inc. ..............................   US             12,300       219,863         0.4
  Chiquita Brands International ..............................   US             13,100       139,188         0.3
                                                                                         -----------
                                                                                           4,452,355
                                                                                         -----------
Cement (6.3%)
  Southdown, Inc. ............................................   US             28,372     1,544,501         2.9
  Lafarge S.A. ...............................................   FR             13,200     1,350,019         2.6
  Lafarge Corp. ..............................................   US             14,600       491,838         0.9
                                                                                         -----------
                                                                                           3,386,358
                                                                                         -----------
Metals - Non-Ferrous (6.4%)
  USEC, Inc.-/- ..............................................   US             72,300     1,057,388         2.6
  Aluminum Company of America (ALCOA) ........................   US              9,300       737,025         1.4
  Rio Tinto PLC ..............................................   UK             50,900       617,408         1.1
  Phelps Dodge Corporation ...................................   US              9,000       518,625         1.0
  EdperBrascan Corp. "A" .....................................   CAN            27,819       407,591         0.8
                                                                                         -----------
                                                                                           3,338,037
                                                                                         -----------
Energy Equipment & Services (5.2%)
  Enerflex Systems Ltd. ......................................   CAN            30,600       644,733         1.3
  Stolt Comex Seaway S.A.: ...................................   UK                 --            --         1.1
    Common-/- {\/} ...........................................   --             32,500       414,375          --
    ADR-/- {\/} ..............................................   --             14,000       144,375          --
  J. Ray McDermott S.A.-/- ...................................   US             17,400       545,925         1.0
  Coflexip - ADR{\/} .........................................   FR             10,100       486,063         0.9
  Core Laboratories N.V.-/-{\/} ..............................   NETH           21,500       485,094         0.9
                                                                                         -----------
                                                                                           2,720,565
                                                                                         -----------
Building Materials & Components (3.9%)
  Centex Construction Products, Inc. .........................   US             25,400       854,075         1.7
  Centex Corp. ...............................................   US             21,400       716,900         1.3
  Pulte Corp. ................................................   US             19,200       494,400         0.9
                                                                                         -----------
                                                                                           2,065,375
                                                                                         -----------
Gold (3.1%)
  Barrick Gold Corp.{\/} .....................................   CAN            31,700       677,588         1.3
  Freeport-McMoRan Copper & Gold, Inc. "B" ...................   US             38,000       467,875         0.9


    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------


                                                                                            VALUE        % OF NET
EQUITY INVESTMENTS                                              COUNTRY      SHARES       (NOTE 1)        ASSETS
--------------------------------------------------------------  --------   -----------   -----------   -------------

Gold (Continued)
  Placer Dome, Inc. ..........................................   US             29,700   $   467,775         0.9
                                                                                         -----------
                                                                                           1,613,238
                                                                                         -----------
Gas Production & Distribution (2.8%)
  Coastal Corp. ..............................................   US             42,600     1,501,650         2.8
                                                                                         -----------
Forest Products (2.8%)
  Stora Kopparbergs Bergslags Aktiebolag (STORA) "A" .........   SWDN           46,280       510,332         1.0
  Plum Creek Timber Company L.P. .............................   US             15,711       439,908         0.8
  Crown Pacific Partners L.P. ................................   US             16,300       402,406         0.8
  Doman Industries Ltd. "B"-/- ...............................   CAN           117,130        95,678         0.2
                                                                                         -----------
                                                                                           1,448,324
                                                                                         -----------
Metals - Steel (2.6%)
  IPSCO, Inc. ................................................   CAN            45,700       896,224         1.7
  British Steel PLC - ADR{\/} ................................   UK             28,300       495,250         0.9
                                                                                         -----------
                                                                                           1,391,474
                                                                                         -----------
Consumer Services (0.4%)
  United Road Services, Inc.-/- ..............................   US             13,200       211,200         0.4
                                                                                         -----------       -----

TOTAL EQUITY INVESTMENTS (cost $57,535,092) ..................                            52,608,775       100.2
                                                                                         -----------       -----

TOTAL INVESTMENTS (cost $57,535,092)  * ......................                            52,608,775       100.2
Other Assets and Liabilities .................................                               (78,778)       (0.2)
                                                                                         -----------       -----

NET ASSETS ...................................................                           $52,529,997       100.0
                                                                                         -----------       -----

--------------

       {\/}  U.S. currency denominated.
        -/-  Non-income producing security.
        {.} Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.
        {=} Pembina Pipeline Income Fund acquired and holds all of the Notes and issued and outstanding common shares of Pembina Corp.
          * For Federal income tax purposes, cost is $58,097,575 and appreciation (depreciation) is as follows:



                 Unrealized appreciation:         $   1,895,512
                 Unrealized depreciation:            (7,384,312)
                                                  -------------
                 Net unrealized depreciation:     $  (5,488,800)
                                                  -------------
                                                  -------------


Abbreviations:
ADR--American Depositary Receipt

    The accompanying notes are an integral part of the financial statements.

                                October 31, 1998

--------------------------------------------------------------------------------
The Fund's Portfolio of Investments at October 31, 1998, was concentrated in the following countries:



                                         PERCENTAGE OF NET ASSETS{d}
                                        ------------------------------
COUNTRY (COUNTRY CODE/CURRENCY CODE)    EQUITY       OTHER       TOTAL
--------------------------------------  ------   -------------   -----

Australia (AUSL/AUD) .................    1.0                      1.0
Belgium (BEL/BEF) ....................    1.2                      1.2
Canada (CAN/CAD) .....................   11.9                     11.9
France (FR/FRF) ......................    9.5                      9.5
Germany (GER/DEM) ....................    3.5                      3.5
Italy (ITLY/ITL) .....................    4.6                      4.6
Netherlands (NETH/NLG) ...............    0.9                      0.9
Spain (SPN/ESP) ......................    1.1                      1.1
Sweden (SWDN/SEK) ....................    0.9                      0.9
United Kingdom (UK/GBP) ..............    3.2                      3.2
United States (US/USD) ...............   62.4        (0.2)        62.2
                                        ------        ---        -----
Total  ...............................  100.2        (0.2)       100.0
                                        ------        ---        -----
                                        ------        ---        -----


--------------

{d}  Percentages indicated are based on net assets of $52,529,997.

    The accompanying notes are an integral part of the financial statements.

                              STATEMENT OF ASSETS
                                 AND LIABILITIES
                                October 31, 1998

--------------------------------------------------------------------------------


Assets:
  Investments in securities, at value (cost $57,535,092).......................................  $52,608,775
  U.S. currency.....................................................................  $      29
  Foreign currencies (cost $776,844)................................................    777,050     777,079
                                                                                      ---------
  Receivable for securities sold...............................................................     222,089
  Dividends and dividend withholding tax reclaims receivable...................................     117,621
  Miscellaneous receivable.....................................................................       1,429
                                                                                                 ----------
    Total assets...............................................................................  55,726,993
                                                                                                 ----------
Liabilities:
  Payable for securities purchased.............................................................     950,376
  Payable for investment management and administration fees....................................     126,313
  Borrowings...................................................................................      87,000
  Payable to custodian fees....................................................................      12,283
  Payable for professional fees................................................................       6,132
  Other accrued expenses.......................................................................      14,892
                                                                                                 ----------
    Total liabilities..........................................................................   1,196,996
                                                                                                 ----------
Net assets..................................................................................... $52,529,997
                                                                                                 ----------
                                                                                                 ----------
Net assets consist of:
  Paid in capital (Note 4).....................................................................  $66,043,342
  Accumulated net investment income............................................................      956,529
  Accumulated net realized loss on investments and foreign currency transactions...............   (9,543,378)
  Net unrealized depreciation on translation of assets and liabilities in foreign currencies...        (179)
  Net unrealized depreciation of investments...................................................  (4,926,317)
                                                                                                 ----------
Total -- net assets applicable to beneficial interest outstanding.............................. $52,529,997
                                                                                                ===========


    The accompanying notes are an integral part of the financial statements.

                            STATEMENT OF OPERATIONS

                          Year ended October 31, 1998

--------------------------------------------------------------------------------



Investment income:
  Dividend income (net of foreign withholding tax of $94,244)..................................   $     848,873
  Interest income..............................................................................         271,397
  Other income.................................................................................          28,903
                                                                                                  -------------
    Total investment income....................................................................       1,149,173
                                                                                                  -------------
Expenses:
  Investment management and administration fees................................................         678,775
  Custodian fees...............................................................................          40,150
  Professional fees............................................................................           6,205
  Other expenses...............................................................................          33,814
                                                                                                  -------------
    Total expenses before reductions...........................................................         758,944
                                                                                                  -------------
      Expense reductions.......................................................................         (45,111)
                                                                                                  -------------
    Total net expenses.........................................................................         713,833
                                                                                                  -------------
Net investment loss............................................................................         435,340
                                                                                                  -------------
Net realized and unrealized loss on investments and foreign currencies:
  Net realized loss on investments..............................................  $ (21,765,337)
  Net realized loss on foreign currency transactions............................       (113,638)
                                                                                  -------------
    Net realized loss during the year..........................................................     (21,878,975)
  Net change in unrealized depreciation on translation of assets and liabilities
   in foreign currencies........................................................        108,725
  Net change in unrealized depreciation of investments..........................    (39,300,386)
                                                                                  -------------
    Net unrealized depreciation during the year................................................     (39,191,661)
                                                                                                  -------------
Net realized and unrealized loss on investments and foreign currencies.........................     (61,070,636)
                                                                                                  -------------
Net decrease in net assets resulting from operations...........................................   $ (60,635,296)
                                                                                                  -------------
                                                                                                  -------------

    The accompanying notes are an integral part of the financial statements.

                      STATEMENTS OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------



                                            YEAR ENDED       YEAR ENDED
                                           OCTOBER 31,      OCTOBER 31,
                                               1998             1997
                                          --------------   --------------

Increase (Decrease) in net assets
Operations:
  Net investment income (loss)..........  $      435,340   $     (127,889)
  Net realized gain (loss) on
   investments and foreign currency
   transactions.........................     (21,878,975)       7,540,578
  Net change in unrealized appreciation
   (depreciation) on translation of
   assets and liabilities in foreign
   currencies...........................         108,725         (125,779)
  Net change in unrealized appreciation
   (depreciation) of investments........     (39,300,386)      18,607,939
                                          --------------   --------------
    Net increase (decrease) in net
     assets resulting from operations...     (60,635,296)      25,894,849
                                          --------------   --------------
Beneficial interest transactions:
    Contributions.......................     118,621,006      196,198,112
    Withdrawals.........................    (176,486,911)    (163,110,420)
                                          --------------   --------------
       Net increase (decrease) from
        beneficial interest transaction.     (57,865,905)      33,087,692
                                          --------------   --------------

Total increase (decrease) in net
 assets.................................    (118,501,201)      58,982,541
Net assets:
  Beginning of year.....................     171,031,199      112,048,658
                                          --------------   --------------
  End of year...........................  $   52,529,998   $  171,031,199
                                          ==============   ==============

    The accompanying notes are an integral part of the financial statements.

                               SUPPLEMENTAL DATA

--------------------------------------------------------------------------------
Contained below are ratios and supplemental data that have been derived from information provided in the financial statements.



                                                                                               MAY 31, 1994
                                                       YEAR ENDED OCTOBER 31,                (COMMENCEMENT OF
                                          ------------------------------------------------    OPERATIONS) TO
                                             1998         1997       1996         1995       OCTOBER 31, 1994
                                          ----------  ----------  -----------  -----------  ------------------
Ratios and supplemental data:
Net assets, end of period (in 000's)....  $  52,530   $ 171,031    $ 112,049    $  26,760      $  26,950
Ratio of net investment income (loss) to
 average net assets.....................       0.47%      (0.09)%      (0.07)%       1.88%          3.47% (a)
Ratio of expenses to average net assets:
  With expense reductions and/or
   reimbursement (Notes 2 & 4)..........       0.77%       0.72%        0.73%        0.93%          2.15%
  With expense reductions and/or
   reimbursement........................       0.84%       0.82%        0083%        0.96%          N/A
Portfolio turnover rate.................        201%        321%          94%          87%          137%


----------------

  (a)  Annualized
  N/A  Not applicable


    The accompanying notes are an integral part of the financial statements.

                                    NOTES TO
                              FINANCIAL STATEMENTS
                                October 31, 1998

--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (SEE ALSO NOTE 2)
Global Resources Portfolio, (the "Portfolio") is organized as a subtrust of Global Investment Portfolio, a Delaware business trust and is registered under the 1940 Act as an open-end management investment company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies in conformity with generally accepted accounting principles consistently followed by the Fund in the preparation of the financial statements.

(A)  PORTFOLIO  VALUATION
The Portfolio calculates the net asset value of and completes orders to purchase, exchange or repurchase Portfolio shares of beneficial interest on each business day, with the exception of those days on which the New York Stock Exchange is closed.

Equity securities are valued at the last sale price on the exchange on which such securities are traded, or on the principal over-the-counter market on which such securities are traded, as of the close of business on the day the securities are being valued, or, lacking any sales, at the last available bid price. In cases where securities are traded on more than one exchange, the securities are valued on the exchange determined by AIM Advisor, Inc. ("the Manager") to be the primary market.

Fixed income investments are valued at the mean of representative quoted bid and ask prices for such investments or, if such prices are not available, at prices for investments of comparative maturity, quality and type; however, when the Manager deems it appropriate, prices obtained for the day of valuation from a bond pricing service will be used. Short-term investments are valued at amortized cost adjusted for foreign exchange translation and market fluctuation, if any.

Investments for which market quotations are not readily available (including restricted securities which are subject to limitations on their sale) are valued at fair value as determined in good faith by or under the direction of the Trust's Board of Trustees.

Portfolio securities which are primarily traded on foreign exchanges are generally valued at the preceding closing values of such securities on their respective exchanges, and those values are then translated into U.S. dollars at the current exchange rates, except that when an occurrence subsequent to the time a value was so established is likely to have materially changed such value, then the fair value of those securities will be determined by consideration of other factors by or under the direction of the Trust's Board of Trustees.

(B) FOREIGN CURRENCY TRANSLATION
The accounting records of the Fund and Portfolio are maintained in U.S. dollars. The market values of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the Portfolio after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when earned or incurred.

The Portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, forward foreign currency contracts, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities at year end, resulting from changes in exchange rates.

(C) REPURCHASE AGREEMENTS
With respect to repurchase agreements entered into by the Portfolio, it is the Portfolio's policy to always receive, as collateral, United States government securities or other high quality debt securities of which the value, including accrued interest, is at least equal to the amount to be repaid to the Portfolio under each agreement at its maturity.

(D) FORWARD FOREIGN CURRENCY CONTRACTS
A forward foreign currency contract ("Forward Contract") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward Contract fluctuates with changes in currency exchange rates. The Forward Contract is marked-to-market daily and the change in market value is recorded by the Portfolio as an unrealized gain or loss. When the Forward Contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. Forward Contracts involve market risk in excess of the amount shown in the Portfolio's "Statement of Assets and Liabilities". The Portfolio could be exposed to risk if a counter party is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Portfolio may enter into Forward Contracts in connection with planned purchases or sales of securities, or to hedge against adverse fluctuations in exchange rates between currencies.

(E) OPTION ACCOUNTING PRINCIPLES
When the Portfolio writes a call or put option, an amount equal to the premium received is included in the Portfolio's "Statement of Assets and Liabilities" as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option. The current market value of an option listed on a traded exchange is valued at its last bid price, or, in the case of an over-the-counter option, is valued at the average of the last bid prices obtained from brokers, unless a quotation from only one broker is available, in which case only that broker's price will be used. If an option expires on its stipulated expiration date or if the Portfolio enters into a closing purchase transaction, a gain or loss is realized without regard to any unrealized gain or loss on the underlying security and the liability related to such option is extinguished. If a written call option is exercised, a gain or loss is realized from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the cost of the underlying security purchased would be decreased by the premium originally received. The Portfolio can write options only on a covered basis, which, for a call, requires that the Portfolio hold the underlying security and, for a put, requires the Portfolio to set aside cash, U.S. government securities or other liquid securities in an amount not less than the exercise price, or otherwise provide adequate cover at all times while the put option is outstanding. The Portfolio may use options to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

The premium paid by the Portfolio for the purchase of a call or put option is included in the Portfolio's "Statement of Assets and Liabilities" as an investment and subsequently "marked-to-market" to reflect the current market value of the option. If an option which the Portfolio has purchased expires on the stipulated expiration date, the Portfolio realizes a loss in the amount of the cost of the option. If the Portfolio enters into a closing sale transaction, the Portfolio realizes a gain or loss, depending on whether proceeds from the closing sale transaction are greater or less than the cost of the option. If the Portfolio exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Portfolio exercises a put option, it realizes a gain or loss from the sale of the underlying security, and the proceeds from such sale are decreased by the premium originally paid.

The risk associated with purchasing options is limited to the premium originally paid. The risk in writing a call option is that the Portfolio may forego the opportunity of profit if the market value of the underlying security or index increases and the option is exercised. The risk in writing a put option is that the Portfolio may incur a loss if the market value of the underlying security or index decreases and the option is exercised. In addition, there is the risk the Portfolio may not be able to enter into a closing transaction because of an illiquid secondary market.

(F) FUTURES CONTRACTS
A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract the Portfolio is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the Portfolio agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Portfolio as unrealized gains or losses. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The potential risk to the Portfolio is that the change in value of the underlying securities may not correlate to the change in value of the contracts. The Portfolio may use futures contracts to manage its exposure to the stock market and to fluctuations in currency values or interest rates.

(G) SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME
Security transactions are accounted for on the trade date (date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out-basis, unless otherwise specified. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Where a high level of uncertainty exists as to its collection, income is recorded net of all withholding tax with any rebate recorded when received. The Portfolio may trade securities on other than normal settlement terms. This may increase the risk if the other party to the transaction fails to deliver and causes the Portfolio to subsequently invest at less advantageous prices.

(H) PORTFOLIO SECURITIES LOANED
At October 31, 1998, stocks with an aggregate value of $6,432,456 were on loan to brokers. The loans were secured by cash collateral of $6,546,297 received by the Portfolio.

For international securities, cash collateral is received by the Portfolio against loaned securities in an amount at least equal to 105% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 103% of the market value of the loaned securities during the period of the loan. For domestic securities, cash collateral is received by the Portfolio against loaned securities in the amount at least equal to 102% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 100% of the market value of the loaned securities during the period of the loan. The cash collateral is invested in a securities lending trust which consists of a portfolio of high quality short duration securities whose average effective duration is restricted to 120 days or less.

(I) TAXES
It is the intended policy of the Portfolio to meet the requirements for qualification as a "regulated investment company" under the Internal Revenue Code of 1986, as amended ("Code"). Therefore, no provision has been made for Federal taxes on income, capital gains, unrealized appreciation of securities held, or excise tax on income and capital gains.

(J) FOREIGN SECURITIES

There are certain additional considerations and risks associated with investing in foreign securities and currency transactions that are not inherent in investments of domestic origin. The Portfolio's investment in emerging market countries may involve greater risks than investments in more developed markets and the price of such investments may be volatile. These risks of investing in foreign and emerging markets may include foreign currency exchange rate fluctuations, perceived credit risk, adverse political and economic developments and possible adverse foreign government intervention.

In addition, the Portfolio's policy of concentrating its investments in companies in the natural resources industry subject the Portfolio to greater risk than a fund that is more diversified.

(K) INDEXED SECURITIES
The Portfolio may invest in indexed securities whose value is linked either directly or indirectly to changes in foreign currencies, interest rates, equities, indices, or other reference instruments. Indexed securities may be more volatile than the reference instrument itself, but any loss is limited to the amount of the original investment.

(L) RESTRICTED SECURITIES
The Portfolio is permitted to invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult.

2. RELATED PARTIES
A I M Advisors,  Inc. (the "Manager"),  an indirect  wholly-owned  subsidiary of
AMVESCAP   PLC,   is  the  Fund's  and   Portfolio's   investment   manager  and
administrator.

The Portfolio pays investment management and administration fees to the Manager at the annualized rate of 0.725% on the first $500 million of average daily net assets of the Portfolio; 0.70% on the next $500 million; 0.675% on the next $500 million; and0.65% on amounts thereafter. These fees are computed daily and paid monthly.

The Trust pays each Trustee who is not an employee, officer or director of the Manager, or any other affiliated company, $5,000 per year plus $300 for each meeting of the board or any committee thereof attended by the Trustee.

3. PURCHASES AND SALES OF SECURITIES
For the year ended October 31, 1998, purchases and sales of investment securities by the Portfolio, other than U.S. government obligations and short-term investments, aggregated $171,815,753 and $229,084,684, respectively. For the year ended October 31, 1998, purchases and sales of U.S. government obligations aggregated $9,032,740 and $9,264,039, respectively.

4. EXPENSE REDUCTIONS
The Manager has directed certain portfolio trades to brokers who then paid a portion of the Portfolio's expenses. For the year ended October 31, 1998, the Portfolio's expenses were reduced by $45,111 under these arrangements.

BOARD OF TRUSTEES

C. Derek Anderson
President, Plantagenet Capital
Management, LLC (an investment
partnership); Chief Executive Officer,
Plantagenet Holdings, Ltd.
(an investment banking firm)

Frank S. Bayley
Partner, law firm of
Baker & McKenzie

Robert H. Graham
President and Chief Executive Officer,
A I M Management Group Inc.

Arthur C. Patterson
Managing Partner, Accel Partners
(a venture capital firm)

Ruth H. Quigley
Private Investor

OFFICERS

Robert H. Graham
Chairman and President

Helge K. Lee
Vice President & Secretary

Dana R. Sutton
Vice President & Assistant Treasurer

Kenneth W. Chancey
Vice President &
Principal Accounting Officer

John J. Arthur
Vice President

Melville B. Cox
Vice President

Gary T. Crum
Vice President

Carol F. Relihan
Vice President

David P. Hess
Assistant Secretary

Nancy L. Martin
Assistant Secretary

Ofelia M. Mayo
Assistant Secretary

Kathleen J. Pflueger
Assistant Secretary

Samuel D. Sirko
Assistant Secretary

Pamela Ruddock
Assistant Treasurer

Paul Wozniak
Assistant Treasurer

OFFICE OF THE FUND

11 Greenway Plaza
Suite 100
Houston, TX  77046

INVESTMENT MANAGER

A I M Advisors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

TRANSFER AGENT

A I M Fund Services, Inc.
P.O. Box 4739
Houston, TX  77210-4739

CUSTODIAN

State Street Bank and Trust Company
225 Franklin Street
Boston, MA  02110

COUNSEL TO THE FUND

Kirkpatrick & Lockhart, LLP
1800 Massachusetts Avenue, N.W.
Washington, D.C.  20036-1800

COUNSEL OF THE TRUSTEES

Paul, Hastings, Janofsky & Walker LLP
Twenty Third Floor
555 South Flower Street
Los Angeles, CA  90071

DISTRIBUTOR

A I M Distributors, Inc.
11 Greenway Plaza
Suite 100
Houston, TX  77046

AUDITORS

PricewaterhouseCoopers LLP
One Post Office Square
Boston, MA  02109

                          PART C:  OTHER INFORMATION
                          GLOBAL INVESTMENT PORTFOLIO

ITEM 23.  EXHIBITS.

Exhibit
Number          Description
------          -----------

(a)         - Agreement and  Declaration  of Trust of  Registrant,  dated May 7,
              1998, was filed electronically as an Exhibit to Amendment No. 7 to the Registration Statement on Form N-1A, on February 26, 1999, and is hereby incorporated by reference.

(b)  (1)    - By-Laws of Registrant  was filed  electronically  as an Exhibit to
              Amendment No. 7 to the Registration Statement on Form N-1A, on February 26, 1999, and is hereby incorporated by reference.

     (2) - Amended and Restated By-Laws of Registrant was filed electronically as an Exhibit to Amendment No. 7 to the Registration Statement on Form N-1A, on February 26, 1999, and is hereby incorporated by reference.

(c)         - Provisions  of  instruments  defining  the  rights of  holders  of
              Registrant's securities are contained in the Agreement and Declaration of Trust, as amended, Articles II, VI, VII, VIII and IX and By-Laws Articles IV, V, VI, VII and VIII, which were included as part of Exhibits (a)(1) and (b) to Amendment No. 7 to the Registration Statement on Form N-1A, on February 26, 1999, and are hereby incorporated by reference.

(d)         - Investment Management and Administration  Contract,  dated May 29,
              1998, between Registrant and A I M Advisors, Inc. was filed as an Exhibit to Amendment No. 6 to the Registration Statement on Form N-1A, on June 23, 1998, and is hereby incorporated by reference.

(e)         - Underwriting Contracts - None.

(f)         - Bonus or Profit Sharing Contracts - None.

(g)         - Amendment to Custodian Contract, dated January 26, 1999, was filed electronically as an Exhibit to Amendment No. 7 to the Registration Statement on Form N-1A, on February 26, 1999, and is hereby incorporated by reference.

(h)         - Other Material Contracts - None.

(i)         - Legal Opinion - None.

(j)         - Consent of  PricewaterhouseCoopers  LLP, independent  auditors, is filed herewith electronically.

(k)         - Omitted Financial Statements - None.

(l)         - Initial Capitalization Agreements - None.

(m)         - Rule 12b-1 Plan - None.

(n)         - Financial Data Schedules - None.

(o)         - Rule 18f-3 Plan - None.


ITEM 24.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND.

     PROVIDE A LIST OR DIAGRAM OF ALL PERSONS DIRECTLY OR INDIRECTLY CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND. FOR ANY PERSON CONTROLLED BY ANOTHER PERSON, DISCLOSE THE PERCENTAGE OF VOTING SECURITIES OWNED BY THE IMMEDIATELY CONTROLLING PERSON OR OTHER BASIS OF THAT PERSON'S CONTROL. FOR EACH COMPANY, ALSO PROVIDE THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE COMPANY IS ORGANIZED.

     None.

ITEM 25.  INDEMNIFICATION.

     STATE THE GENERAL EFFECT OF ANY CONTRACT, ARRANGEMENTS OR STATUTE UNDER WHICH ANY DIRECTOR, OFFICER, UNDERWRITER OR AFFILIATED PERSON OF THE FUND IS INSURED OR INDEMNIFIED AGAINST ANY LIABILITY INCURRED IN THEIR OFFICIAL CAPACITY, OTHER THAN INSURANCE PROVIDED BY ANY DIRECTOR, OFFICER, AFFILIATED PERSON, OR UNDERWRITER FOR THEIR OWN PROTECTION.

     Article VIII of the Registrant's Agreement and Declaration of Trust, as amended, provides for indemnification of certain persons acting on behalf of the Registrant. Article VIII, Section 8.1 provides that a Trustee, when acting in such capacity, shall not be personally liable to any person for any act, omission, or obligation of the Registrant or any Trustee; provided, however, that nothing contained in the Registrant's Agreement and Declaration of Trust or in the Delaware Business Trust Act shall protect any Trustee against any liability to the Registrant or the Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee.

     Article VIII, Section 3 of the Registrant's Amended and Restated By-Laws also provides that every person who is, or has been, a Trustee or Officer of the Registrant to the fullest extent permitted by the Delaware Business Trust Act, the Registrant's Amended and Restated By-Laws and other applicable law.

      Section 9 of the Investment Management and Administration Contract between the Registrant and AIM provides that AIM shall not be liable, and each series of the Registrant shall indemnify AIM and its directors, officers and employees, for any costs or liabilities arising from any error of judgment or mistake of law or any loss suffered by any series of the Registrant or the Registrant in connection with the matters to which the Investment Management and Administration Contract relates except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of AIM in the performance by AIM of its duties or from reckless disregard by AIM of its obligations and duties under the Investment Management and Administration Contract.

ITEM 26.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISOR.

     DESCRIBE ANY OTHER BUSINESS, PROFESSION, VOCATION OR EMPLOYMENT OF A SUBSTANTIAL NATURE THAT EACH INVESTMENT ADVISOR, AND EACH DIRECTOR, OFFICER OR PARTNER OF THE ADVISOR, IS OR HAS BEEN ENGAGED WITHIN THE LAST TWO FISCAL YEARS FOR HIS OR HER OWN ACCOUNT OR IN THE CAPACITY OF DIRECTOR, OFFICER, EMPLOYEE, PARTNER, OR TRUSTEE.

     See the material under the headings "Trustees and Executive Officers" and "Management" included in Part B (Statement of Additional Information) of this Amendment. Information as to the Directors and Officers of A I M Advisors, Inc. is included in Schedule A and Schedule D of Part I of the entity's Form ADV (File No. 801-12313), filed with the Securities and Exchange Commission, which is incorporated herein by reference thereto.

ITEM 27.  PRINCIPAL UNDERWRITERS.

     None.

ITEM 28.  LOCATION OF ACCOUNTS AND RECORDS.

      STATE THE NAME AND ADDRESS OF EACH PERSON MAINTAINING PHYSICAL POSSESSIONS OF EACH ACCOUNT, BOOK, OR OTHER DOCUMENT REQUIRED TO BE MAINTAINED BY SECTION 31(A) [15 U.S.C. 80A-30(A)] AND THE RULES UNDER THAT SECTION.

      Accounts, books and other records required by Rules 31a-1 and 31a-2 under the Investment Company Act of 1940, as amended, are maintained and held in the offices of the Registrant and its advisor, A I M Advisors, Inc., 11 Greenway Plaza, Suite 100, Houston, Texas 77046, and its custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110.

ITEM 29.  MANAGEMENT SERVICES.

      PROVIDE A SUMMARY OF THE SUBSTANTIVE PROVISIONS OF ANY MANAGEMENT-RELATED SERVICE CONTRACT NOT DISCUSSED IN PART A OR B, DISCLOSING THE PARTIES TO THE

CONTRACT AND THE TOTAL AMOUNT PAID AND BY WHOM FOR THE FUND'S LAST THREE FISCAL YEARS.

      None.

ITEM 30.  UNDERTAKINGS.

      None.

                                   SIGNATURES



      Pursuant to the Investment Company Act of 1940, the Global Investment Portfolio has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, Texas on the 11th day of August, 1999.

                                          GLOBAL INVESTMENT PORTFOLIO



                                             By:  /s/ Robert H. Graham
                                                  --------------------------
                                                  Robert H. Graham, President

                                INDEX TO EXHIBITS
                           GLOBAL INVESTMENT PORTFOLIO


Exhibit Number
--------------

(j)        Consent of PricewaterhouseCoopers LLP, independent auditors

PRICEWATERHOUSECOOPERS




Consent of Independent Accountants


To the Trustees of Global Investment Portfolio:

         RE:      Global Investment Portfolio:
                           Global Financial Services Portfolio
                           Global Infrastructure Portfolio
                           Global Natural Resources Portfolio
                           Global Consumer Products and Services Portfolio

We consent to the inclusion in Amendment No. 8 to the Registration Statement on Form N-1A, under the Investment Company Act of 1940, of Global Investment Portfolio (the "Portfolio"), of our reports dated December 18, 1998, on our audits of the financial statements and supplementary data of Global Financial Services Portfolio, Global Infrastructure Portfolio, Global Natural Resources Portfolio and Global Consumer Products and Services Portfolio, each a subtrust of the Portfolio, for the periods stated therein, which are included in this Registration Statement. We also consent to the reference to our Firm as "Experts" under the caption "Financial Statements."





/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


Boston, Massachusetts
May 19, 1999